Exhibit 99.2

SMART Technologies Inc.

NOTICE OF ANNUAL

MEETING TO BE HELD ON

AUGUST 6, 2015

AND

MANAGEMENT INFORMATION CIRCULAR

June 29, 2015

SMART Technologies Inc.

NOTICE OF ANNUAL MEETING OF THE SHAREHOLDERS

TAKE NOTICE THAT an Annual Meeting (the “Meeting”) of the shareholders (“Shareholders”) of SMART Technologies Inc. (the “Corporation”) will be held at the offices of the Corporation located at 3636 Research Road NW, Calgary, Alberta T2L 1Y1, at 11:00 A.M. (MDT) on Thursday, August 6, 2015 for the following purposes:

1.	to receive and consider the financial statements of the Corporation as at and for the fiscal year ended March 31, 2015, together with the report of the auditors thereon;

2.	to elect Neil Gaydon, Robert C. Hagerty, Gary Hughes, Ian McKinnon and Michael J. Mueller as the directors of the Corporation for the ensuing year;

3.	to approve the employee share ownership plan of the Corporation as further described in the Information Circular;

4.

to appoint KPMG LLP, Chartered Accountants as the auditors of the Corporation for the ensuing year and to authorize the directors of the Corporation to determine the remuneration to be paid to the auditors; and

5.	to transact such other business as may properly come before the Meeting.

Information relating to matters to be acted upon by the Shareholders at the Meeting is set forth in the accompanying Information Circular.

A Shareholder may attend the Meeting in person or may be represented at the Meeting by proxy. Shareholders who are unable to attend the Meeting in person and wish to be represented by proxy are requested to date, sign and return the accompanying instrument of proxy, or other appropriate form of proxy, in accordance with the instructions set forth in the accompanying Information Circular and instrument of proxy. Shareholders who cannot attend the Meeting may vote by mail, by using the internet or by telephone. See the accompanying Information Circular for information on how to vote. An instrument of proxy will not be valid unless it is received by Computershare Trust Company of Canada not less than 48 hours (excluding Saturdays, Sundays and statutory holidays in the province of Alberta) before the time of the Meeting, or any adjournment thereof. A person appointed as proxy holder need not be a Shareholder of the Corporation.

Only Shareholders of record as at the close of business on June 19, 2015 are entitled to receive notice of the Meeting.

This year, as described in the notice and access notification mailed to beneficial Shareholders of the Corporation, the Corporation has decided to deliver the Information Circular to beneficial Shareholders by posting the Information Circular on the following website: http://materials.proxyvote.com/83172R. The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and it will also reduce the Corporation’s printing and mailing costs. The Information Circular will also be available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The Information Circular will be mailed to registered Shareholders.

SHAREHOLDERS ARE CAUTIONED THAT THE USE OF THE MAIL TO TRANSMIT PROXIES IS AT EACH SHAREHOLDER’S RISK.

DATED at Calgary, Alberta as of the 29th day of June, 2015.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “Michael J. Mueller”
Chairman

SMART Technologies Inc.

Management Information Circular

SMART Technologies Inc.

Management Information Circular

Dated June 29, 2015

INFORMATION REGARDING PROXIES AND VOTING AT THE MEETING

Solicitation of Proxies

This management information circular (the “Information Circular”) is furnished in connection with the solicitation of proxies by and on behalf of management of SMART Technologies Inc. (the “Corporation”) for use at the annual meeting (the “Meeting”) of holders (“Shareholders”) of Common Shares (the “Common Shares”) of the Corporation to be held at the offices of the Corporation, 3636 Research Road N.W., Calgary, Alberta T2L 1Y1, at 11:00 A.M. (MDT) on Thursday, August 6, 2015 for the purposes set forth in the notice of annual meeting (the “Notice”) accompanying this Information Circular. Solicitation of proxies will be primarily by mail, but may also be undertaken by way of telephone, facsimile or oral communication by one or more members of the board of directors (the “Board”), officers or regular employees of the Corporation, at no additional compensation. Costs associated with the solicitation of proxies will be borne by the Corporation.

Appointment of Proxy Holders

Accompanying this Information Circular is an instrument of proxy (“Instrument of Proxy”) for use at the Meeting. A Shareholder may vote by proxy in one of the following ways:

(i)	by mailing or delivering the signed Instrument of Proxy to Computershare Trust Company of Canada, Proxy Department at 100 University Avenue – 8th Floor, Toronto, ON M5J 2Y1;

(ii)	by using the internet at www.investorvote.com; or

(iii)	for Shareholders in Canada and the United States, by calling the following toll-free number: 1-866-732-VOTE (8683).

In order to be valid, Instruments of Proxy must be received by Computershare Trust Company of Canada not less than 48 hours (excluding Saturdays, Sundays and statutory holidays in the province of Alberta) prior to the time set for the Meeting or any adjournment thereof.

The persons designated in the Instrument of Proxy are officers and/or directors of the Corporation. A Shareholder has the right to appoint a person (who need not be a Shareholder) other than the persons designated in the accompanying Instrument of Proxy, to attend at and represent the Shareholder at the Meeting. To exercise this right, a Shareholder should insert the name of the designated representative in the blank space provided on the Instrument of Proxy and strike out the names of management’s nominees. Alternatively, a Shareholder may complete another appropriate Instrument of Proxy.

Signing of the Instrument of Proxy

The Instrument of Proxy must be signed by the Shareholder or the Shareholder’s duly appointed attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by a duly authorized officer or attorney of the Corporation. An Instrument of Proxy signed by a person acting as attorney or in some other representative capacity (including a representative of a corporate Shareholder) should indicate that person’s capacity (following his or her signature) and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has previously been filed with the Corporation).

Revocability of Proxies

A Shareholder who has submitted an Instrument of Proxy may revoke it at any time prior to the exercise thereof. In addition to any manner permitted by law, a proxy may be revoked by instrument in writing executed by the Shareholder or by his or her duly authorized attorney or, if the Shareholder is a corporation, under its corporate seal or executed by a duly authorized officer or attorney of the corporation and deposited either: (i) at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournments thereof, at which the Instrument of Proxy is to be used; or (ii) with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof. In addition, an Instrument of Proxy may be revoked: (i) by the Shareholder personally attending the Meeting and voting the securities represented thereby or, if the Shareholder is a corporation, by a duly authorized representative of the corporation attending at the Meeting and voting such securities; or (ii) in any other manner permitted by law.

Voting of Proxies and Exercise of Discretion by Proxy Holders

All Common Shares represented at the Meeting by properly executed proxies will be voted on any ballot that may be called for and, where a choice with respect to any matter to be acted upon has been specified in the Instrument of Proxy, the Common Shares represented by the Instrument of Proxy will be voted in accordance with such instructions. The management designees named in the accompanying Instrument of Proxy will vote or withhold from voting the Common Shares in respect of which they are appointed in accordance with the direction of the Shareholder appointing him or her on any ballot that may be called for at the Meeting. In the absence of such direction, such Common Shares will be voted “FOR” the proposed resolutions at the Meeting. The accompanying Instrument of Proxy confers discretionary authority upon the persons named therein with respect to amendments of or variations to the matters identified in the accompanying Notice and with respect to other matters that may properly be brought before the Meeting. In the event that amendments or variations to matters identified in the Notice are properly brought before the Meeting or any other business is properly brought before the Meeting, it is the intention of the management designees to vote in accordance with their best judgment on such matters or business. At the time of printing this Information Circular, the management of the Corporation knows of no such amendment, variation or other matter to come before the Meeting other than the matters referred to in the accompanying Notice.

General

All monetary sums set forth in this Information Circular are in U.S. dollars unless otherwise specified.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED ON

Except as disclosed in this Information Circular, none of the directors or executive officers of the Corporation at any time since the beginning of the Corporation’s last fiscal year, nor any proposed nominee for election as a director of the Corporation, nor any associate or affiliate of any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise in any matter to be acted on, other than the election of directors.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Voting Shares and Record Date

The authorized share capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of preferred shares (the “Preferred Shares”) issuable in series. The record date for the determination of Shareholders entitled to receive notice of and to vote at the Meeting is June 19, 2015 (the “Record Date”). As at the Record Date, there were 122,429,920 Common Shares and no Preferred Shares issued and outstanding.

Common Shares

Each holder of Common Shares is entitled to receive notice of and attend all meetings of Shareholders, except meetings at which only holders of another particular class or series have the right to vote. At each such meeting, each Common Share entitles its holder to one vote.

More information regarding the Common Shares and Preferred Shares is disclosed in the Annual Report on Form 20-F of the Corporation for the fiscal year ended March 31, 2015 (the “Annual Report”), which is incorporated by reference into this Information Circular and forms an integral part thereof. The Annual Report is available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and is also available on EDGAR at www.sec.gov. Upon request, the Corporation will promptly provide a copy of the Annual Report free of charge to any Shareholder of the Corporation.

Voting of Shares – General

Only Shareholders whose names are entered in the Corporation’s register of shareholders at the close of business on the Record Date and holders of Common Shares issued by the Corporation after the Record Date and prior to the Meeting will be entitled to receive notice of and to vote at the Meeting, provided that, to the extent that: (i) a registered Shareholder has transferred the ownership of any Common Shares subsequent to the Record Date; and (ii) the transferee of those Common Shares produces properly endorsed share certificates, or otherwise establishes that he or she owns the Common Shares and demands, not later than ten days before the Meeting, that his or her name be included on the Shareholder list before the Meeting, in which case the transferee shall be entitled to vote his or her Common Shares at the Meeting.

Voting of Common Shares – Advice to Non-Registered Holders

Only registered holders of Common Shares, or the persons they appoint as their proxies, are permitted to attend and vote at the Meeting. However, in many cases, Common Shares beneficially owned by a holder (a “Non-Registered Holder”) are registered either:

(a)

in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Common Shares. Intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b)	in the name of a clearing agency (such as The Canadian Depository for Securities Limited).

The Corporation is not forwarding its proxy-related materials directly to non-objecting beneficial holders. In accordance with the requirements of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), the Corporation intends to pay for Intermediaries to forward the proxy-related materials and the voting instruction form to objecting beneficial owners.

Applicable Canadian regulatory policies require Intermediaries to seek voting instructions from Non-Registered Holders in advance of shareholders’ meetings. Every Intermediary has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Non-Registered Holders in order to ensure that their Common Shares are voted at the Meeting. Often, the voting instruction form supplied to a Non-Registered Holder by its Intermediary (or the agent of the Intermediary) is very similar or even identical to the Instrument of Proxy provided by the Corporation to registered shareholders. However, its purpose is limited to instructing the registered Shareholder (the Intermediary or agent of the Intermediary) how to vote on behalf of the Non-Registered Holder. In Canada, the majority of Intermediaries now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). In most cases, Broadridge mails a scannable voting instruction form in lieu of the Instrument of Proxy provided by the Corporation and asks Non-Registered Holders to return the voting instruction form to Broadridge or otherwise communicate voting instructions to Broadridge (by way of telephone or the Internet, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Non-Registered Holder receiving a proxy or voting instruction form from Broadridge cannot use that form to vote Common Shares directly at the Meeting, rather the form must be returned to Broadridge or, alternatively, instructions must be received by Broadridge well in advance of the Meeting in order to have the Common Shares voted. If you have any questions respecting the voting of your Common Shares held through an Intermediary, please contact that Intermediary for assistance.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares they beneficially own. Should a Non-Registered Holder wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies.

Only registered Shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must in sufficient time in advance of the Meeting, arrange for their respective Intermediaries to change their vote and if necessary revoke their proxy in accordance with the revocation procedures set out above.

Notice-and-Access

NI 54-101 and National Instrument 51-102 – Continuous Disclosure Obligations allow for the use of a “notice-and-access” regime for the delivery of proxy-related materials.

Under the notice-and-access regime, reporting issuers are permitted to deliver proxy-related materials by posting them on SEDAR as well as a website other than SEDAR and sending shareholders a notice package that includes: (i) the voting instruction form; (ii) basic information about the meeting and the matters to be voted on; (iii) instructions on how to obtain a paper copy of the materials; and (iv) a plain-language explanation of how the new notice-and-access system operates and how the materials can be accessed online. Where prior consent has been obtained, a reporting issuer can send this notice package to shareholders electronically. This notice package must be mailed to shareholders from whom consent to electronic delivery has not been received.

The Corporation has elected to send its Information Circular to beneficial Shareholders using the notice-and-access regime. Accordingly, the Corporation will send the above-mentioned notice package to beneficial Shareholders which includes instructions on how to access the Corporation’s Information Circular online and how to request a paper copy of the Information Circular. Distribution of the Corporation’s Information Circular pursuant to the notice-and-access regime has the potential to substantially reduce printing and mailing costs and reduce our impact on the environment.

Notwithstanding the notice-and-access regime, Alberta’s Business Corporations Act (“ABCA”) requires the Corporation to: (i) deliver a paper copy of its annual financial statements to a registered Shareholder unless such registered Shareholder informs the Corporation in writing that it does not want a copy of the annual financial statements or provides written consent to electronic delivery; and (ii) deliver a paper copy of the Information Circular to a registered Shareholder unless such Shareholder provides written consent to electronic delivery. In order to ensure compliance with the ABCA, registered Shareholders who have not yet consented to electronic delivery will be mailed a copy of the Information Circular.

Principal Holders of Shares

The following table sets forth, to the best of the knowledge of the directors and executive officers of the Corporation, as at the Record Date, the only persons, corporations or other entities (other than securities depositories) who beneficially own, directly or indirectly, or exercise control or discretion over voting securities carrying more than 10% of the voting rights attached to the Common Shares of the Corporation.

Name and Address of Beneficial Owner	Type of Ownership	Number of Common Shares	Percentage of Share Capital	Percentage of Voting Power
Entities related to and Funds advised or managed by Apax Partners(1)	Direct	37,658,083	30.9%	30.9%
Intel Corporation(2)	Direct	17,466,633	14.3%	14.3%
David Martin(3)	Direct and Indirect	26,982,074	22.1%	22.1%
Nancy Knowlton(3)	Direct and Indirect	26,981,074	22.1%	22.1%

NOTES:

(1)

Represents Common Shares beneficially owned by PCV Belge SCS, which is managed by Apax Guernsey Managers Ltd., Apax US VII, L.P. and Apax Europe V (a collective of nine partnerships comprised of Apax Europe V – A, L.P., Apax Europe V – B, L.P., Apax Europe V C GmbH & Co. KG, Apax Europe V – D, L.P., Apax Europe V – E, L.P., Apax Europe V – F, C.V., Apax Europe V – G, C.V., Apax Europe V – 1, LP and Apax Europe V – 2, LP), which are advised by Apax Partners, LP and Apax Partners LLP. PCV Belge SCS, Apax US VII, L.P. and Apax Europe V each disclaim beneficial ownership of the Common Shares held by the other. The address of Apax Partners LLP is 33 Jermyn Street, London, UK, SW1Y 6DN.

(2)	The address of Intel Corporation is 2200 Mission College Boulevard, Santa Clara, California.
(3)

517,440 Common Shares are held directly by Mr. Martin and 516,440 Common Shares are held directly by Ms. Knowlton. 26,464,634 Common Shares are owned by IFF Holdings Inc. (“IFF”), a corporation with respect to which David Martin and Nancy Knowlton own 100% of the securities directly or indirectly. Mr. Martin and Ms. Knowlton are married to each other, and as such Mr. Martin and Ms. Knowlton may each be deemed to be beneficial owners or to have control and direction over all of the Common Shares owned by IFF. The address for Mr. Martin, Ms. Knowlton and IFF is c/o Kymbask Management Inc., 10th floor 1221 8th Street SW Calgary, AB, T2R 0L4.

PARTICULARS OF MATTERS TO BE ACTED UPON

Financial Statements

The audited financial statements for the Corporation for the fiscal year ended March 31, 2015, together with the report of the auditors thereon will be presented to the Shareholders at the Meeting.

Election of Directors

Management proposes to nominate at the Meeting the persons whose names are set forth in the table below to serve as directors of the Corporation until the next meeting of Shareholders at which the election of directors is considered, or until their successors are elected or appointed. Unless directed otherwise, the persons named in the accompanying Instrument of Proxy intend to vote FOR the election of such persons at the Meeting. Management does not contemplate that any of the nominees will be unable to serve as a director of the Corporation.

The following table and the notes thereto state the names of all persons proposed by management to be nominated for election as directors of the Corporation at the Meeting, their principal occupation or employment within the five preceding years, the period during which they have been directors of the Corporation, and their shareholdings, including the number of voting securities of the Corporation beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them.

In the event that a vacancy occurs because of death or for any reason prior to the Meeting, the proxy shall not be voted with respect to the filling of the vacancy.

Name and Residence	Common Shares(1)		Offices Held and Time as Director	Principal Occupation
Neil Gaydon Alberta, Canada	262,551		President and Chief Executive Officer Director since February 2013	Director and President and Chief Executive Officer of the Corporation; Director and Chief Executive Officer of Pace PLC.

Robert C. Hagerty(2) (3) (4) (5) California, U.S.A.	99,992	(7)	Director since July 2010	Since September 2011, CEO and Director of iControl Networks, Inc. Served at Polycom, Inc. in various executive capacities and as an advisor from 1997 through 2011 including Chairman, Director, President and CEO.

Gary Hughes(5) Scotland, UK	Nil	(8)	Director since December 2013	Operating Executive, APAX Partners LLP; Corporate Director.

Ian McKinnon(2) (3) (4) (5) Ontario, Canada	59,992	(9)	Director since August 2013	Corporate Director.

Michael J. Mueller(2) (3) (4) (5) (6) Ontario, Canada	149,992	(10)	Director since July 2010	Corporate Director.

NOTES:

(1)

Includes Common Shares subject to options, restricted share units (“RSUs”) and deferred share units (“DSUs”) granted under the Corporation’s amended and restated equity incentive plan (the “Equity Incentive Plan”) that are vested as of the Record Date.

(2)	Member of the Audit Committee.
(3)	Member of the Compensation Committee.
(4)	Member of the Corporate Governance and Nominating Committee (the “CG&N Committee”).
(5)	Independent director.
(6)	On May 15, 2014, Mr. Mueller was appointed Chairman of the Board.
(7)

Mr. Hagerty has options to acquire 20,000 Common Shares at an exercise price of $17.00 per Common Share. He was awarded 10,000 DSUs on June 22, 2011; 10,000 DSUs on June 18, 2012; 21,250 DSUs on November 7, 2013, 14,742 DSUs on May 15, 2014 and 24,000 DSUs on May 14, 2015.

(8)

37,658,083 Common Shares are beneficially owned by funds advised or managed by Apax Partners LLP and by PCV Belge SCS, an entity related to Apax Partners LLP. Mr. Hughes was appointed a director on December 1, 2013 and is an Operating Executive at Apax Partners LLP but disclaims beneficial ownership of these Common Shares.

(9)	Mr. McKinnon became a director on August 26, 2013. He was awarded 21,250 DSUs on November 7, 2013, 14,742 DSUs on May 15, 2014 and 24,000 DSUs on May 14, 2015.
(10)

Mr. Mueller has voting and dispositive power over 50,000 Common Shares. He has options to acquire 20,000 Common Shares at an exercise price of $17.00 per Common Share. He was awarded 10,000 DSUs on June 22, 2011; 10,000 DSUs on June 18, 2012; 21,250 DSUs on November 7, 2013, 14,742 DSUs on May 15, 2014 and 24,000 DSUs on May 14, 2015.

(11)	Information in the above table is as of the Record Date.

The information as to voting securities beneficially owned, directly or indirectly, is based upon information furnished by the respective nominees.

Other than disclosed herein, no proposed director is, as at the date of the Information Circular, or has been, within the last 10 years, a director or executive officer of any company (including the Corporation) that: (a) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days (“Order”) that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; (b) was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or (c) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Mr. Hughes was a director of Gala Coral Group Limited from October 2008 to October 2011. In May 2010 Gala Coral Group Limited underwent a voluntary creditors’ approved liquidation in the United Kingdom.

Mr. McKinnon was a director of Empirical Inc., a TSX Venture Exchange (“TSXV”) listed company, from December 2007 until 2008. In January 2009, Empirical announced that it had entered into a standstill agreement with its creditors. The company’s assets were sold in February 2009, following which its shares were suspended from trading on the TSXV. Mr. McKinnon was a director and chair of the board of Adeptron Technologies Corporation (“Adeptron”), a TSXV listed company, from August 2011 to March 2012. In October 2011, Adeptron announced that it had entered into a business combination with Artaflex Inc. Following this announcement, the TSXV halted trading of Adeptron’s shares pending receipt and review of acceptable documentation from Adeptron in respect of the transaction. Trading of Adeptron’s shares resumed in February 2012.

No proposed director has within the last 10 years become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Employee Share Ownership Plan

At the Meeting, Shareholders will be asked to consider and approve the adoption of an employee share ownership plan (the “ESOP”) of the Corporation. The complete texts of the ESOP and the U.S. Participant Supplement thereto are set out in Appendix B hereto and a summary of the material terms of the ESOP is provided below. Capitalized terms used in the summary but not defined shall have the meanings given to those terms in the ESOP. The ESOP is intended to enable eligible employees to acquire Common Shares in a convenient and systematic manner, so as to encourage a proprietary interest in the operation, growth and development of the Corporation.

Full-time and part-time employees of the Corporation and its affiliates are eligible to participate in the ESOP, provided that consultants, temporary employees, non-employee directors of the Corporation or any officer of SMART Technologies ULC shall not be eligible to participate in the ESOP, and that such employee must be resident in North America. Participants in the ESOP (“Participants”) accumulate funds for the purchase of Common Shares through payroll deductions. A Participant may elect to contribute an amount during each regular payroll period of not less than 1% of the Participant’s monthly pre-tax base salary earnings (“Eligible Earnings”) and not more than 3% of his Eligible Earnings (a “Personal Contribution”), or such other percentage as the Board may determine. Participants’ employer will make a contribution (an “Employer Contribution”) equal to 100% of the Participant’s Personal Contribution up to a maximum of 3% of the Participant’s Eligible Earnings. On the first trading day following the date on which the Corporation pays its employees (a “Purchase Date”), all Personal Contributions and Employer Contributions received since the last Purchase Date will be used to purchase Common Shares.

Common Shares that are purchasable on a Purchase Date may, at the discretion of the Corporation, be purchased through open market purchases or issued from treasury. If purchased on the open market, the price per share of such Common Shares shall be the volume-weighted average price paid for the Common Shares. If issued from treasury, such Common Shares will be issued for a price per share equal to the volume-weighted average trading price of the Common Shares on the Toronto Stock Exchange (“TSX”) (or on the NASDAQ in the case of U.S. Participants in the ESOP) for the five trading days immediately preceding the Purchase Date.

Subject to the provision for certain adjustments provided for in the ESOP, the number of Common Shares reserved for issuance to Participants from time to time under the ESOP will not exceed 3% of the total number of Common Shares of the Corporation issued and outstanding from time to time. As at the Record Date, the Corporation would be able to issue 3,672,898 Common Shares under the ESOP. Upon the issuance of any Common Shares from treasury pursuant to Personal Contributions and Employer Contributions, such number of Common Shares so issued will be automatically reserved again for future issuance. As a result, the ESOP is considered a “rolling” plan since the Common Shares permitted to be issued pursuant to it will increase as the number of issued and outstanding Common Shares increases.

Under the ESOP, together with any other security-based compensation arrangements of the Corporation, the aggregate number of Common Shares that may be issuable to insiders of the Corporation may not exceed 10% of the issued and outstanding Common Shares and the aggregate number of Common Shares issued to insiders within a one-year period cannot exceed 5% of the issued and outstanding Common Shares.

A Participant’s participation in the ESOP will terminate if: (a) the Participant ceases to be an Employee for any reason, such termination to be effective as of the date of such cessation; (b) the Participant transfers any right or interest the Participant may have pursuant to the ESOP in a manner not permitted under the ESOP; (c) the Corporation terminates the ESOP or, at the discretion of the Corporation, such Participant’s enrollment in the ESOP. A former Participant whose participation in the ESOP has terminated may deal with the Common Shares in the former Participant’s account by filing a notice with the administrative agent under the ESOP within 60 days after termination of the Participant’s participation in the ESOP requesting that: (a) provided that the number of Common Shares in the Participant’s account (“Standard Account”) that is not a RRSP or a TFSA exceeds 100, all of the Common Shares in such account be transferred to an account outside the ESOP or a share certificate for the Common Shares be issued; (b) all of the Common Shares in the Standard Account be sold and proceeds distributed to the Participant; or (c) with respect to Common Shares held in a RRSP Plan or TFSA Plan, all such Common Shares be transferred to an external RRSP or external TFSA or the cash equivalent for the Common Shares be distributed to the Participant. If no such notice is filed within 60 days after the termination of a Participant’s participation in the ESOP, the former Participant shall be deemed to have elected to: (a) sell all of the Common Shares in the former Participant’s Standard Account on the open market and have the proceeds (net of any applicable brokerage commissions, sales administration fees and withholding tax) distributed to him, and (b) have distributed to him the cash equivalent for any of the Participant’s Common Shares held in a RRSP account or TFSA account based upon the current market price as at the date of settlement.

Any right or any interest that any Participant may have in or pursuant to the ESOP may not be transferred or otherwise disposed of by any Participant in whole or in part except as permitted by the ESOP or as required for normal estate settlement purposes.

The ESOP provides that in the event that the Common Shares are subdivided, consolidated, converted or reclassified by the Corporation or any action of a similar nature affecting such Common Shares is taken by the Corporation, then the Common Shares held under the ESOP shall be appropriately adjusted, as determined in the sole discretion of the Corporation.

Shareholder approval and TSX approval will be required for any amendment to the ESOP that would: (a) increase the fixed maximum percentage of Common Shares which may be reserved for issuance under the ESOP; (b) amend the insider participation limits under the ESOP; (c) amend the persons eligible to participate in the ESOP; (d) permit rights under the Plan (including Common Shares to which a Participant is entitled to under the Plan) to be transferable or assignable other than for normal estate settlement purposes; or (e) amend the amendment provision of the ESOP to eliminate a matter listed as requiring Shareholder approval. The Board may, in its sole discretion, without obtaining any approval of Shareholders, make any other amendments to the ESOP including, without limitation:

(a)	amendments of a “housekeeping” nature;

(b)	a reduction of the number of Common Shares reserved from time to time for issuance under the ESOP;

(c)

such amendments as are necessary for the purpose of complying with any changes in any applicable law, rule, regulation or policy of any securities regulatory authority, stock exchange or other governmental entity having jurisdiction over the Corporation; and

(d)	amendments to correct or rectify any ambiguity, defective provision, error or omission in the ESOP.

At the Meeting, Shareholders will be asked to consider and, if thought advisable, approve an ordinary resolution of Shareholders to adopt the ESOP. The resolution approving the ESOP must be approved by at least a majority of the votes cast thereon.

Provided that the resolution adopting the ESOP is approved by at least a majority of the votes cast thereon, the Board will, at its discretion, determine the date on which the ESOP will be implemented, which will be a date following the Meeting.

Unless directed otherwise, the persons named in the accompanying Instrument of Proxy intend to vote FOR the approval of the ESOP. The text of the ordinary resolution is set out below:

“BE IT RESOLVED as an ordinary resolution of the holders of common shares of SMART Technologies Inc. (the “Corporation”) that:

1.

the employee share ownership plan (the “ESOP”), in the form attached as Appendix B to the management information circular of the Corporation dated June 29, 2015, is approved and adopted as the employee share ownership plan of the Corporation;

2.

in accordance with the rules of the Toronto Stock Exchange, the Corporation will have the ability to grant and issue common shares of the Corporation (and such other security as may be substituted for common shares as a result of amendments to the articles of the Corporation) in accordance with the terms of the ESOP, which does not have a fixed maximum number of securities issuable, until August 6, 2018, which is the date that is three years from the date of the shareholder meeting at which shareholder approval of the ESOP is being sought;

3.

any director or officer of the Corporation is authorized and directed, for and in the name of and on behalf of the Corporation, to execute, or cause to be executed, whether under the corporate seal of the Corporation or otherwise, and to deliver or cause to be delivered all such other documents and instruments, and to do or cause to be done all such other acts and things as, in the opinion of such director or officer, may be necessary or desirable in order to carry out the intent of this resolution, the execution of any such document or the doing of any such other act or thing being conclusive evidence of such determination; and

4.

notwithstanding the foregoing, the directors of the Corporation are authorized to revoke this resolution and not proceed with matters herein authorized, without further approval of the shareholders of the Corporation.”

Appointment of Auditors

Management is nominating KPMG LLP, Chartered Accountants, Calgary, Alberta, as auditors, to hold office until the next annual meeting and is requesting authorization for the directors to fix their remuneration. KPMG LLP has been the Corporation’s auditors since 1993 and has been the auditors of the Corporation since it became a public company in July 2010. The persons named in the accompanying Instrument of Proxy intend to vote for the appointment of KPMG LLP and the authorization for the directors to fix their remuneration at the Meeting, unless otherwise directed.

Other Business

Management knows of no amendment, variation or other matter to come before the Meeting other than the matters identified in the Notice of Meeting. However, if any other matter properly comes before the Meeting or any adjournment or postponement thereof, the Common Shares subject to the Instrument of Proxy solicited hereunder will be voted on such matter in the discretion of and according to the best judgment of the proxyholder unless otherwise indicated on such Instrument of Proxy.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following discussion and analysis examines the compensation earned during the last financial year of the Corporation by the persons who acted as the Corporation’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) for any part of the fiscal year ended March 31, 2015 as well as each of the three other most highly compensated executive officers of the Corporation (collectively, the “NEOs”) each earning more than $150,000 in total compensation for the fiscal year ended March 31, 2015.

Under the guidance of the Compensation Committee of the Board, the Corporation has taken a strategic approach in the design of its compensation program to ensure transparency and alignment with business objectives and performance. The Compensation Committee has adopted a philosophy of transparency in its compensation programs rewarding performance with competitive base salaries, annual performance and success-sharing bonuses and long-term incentive awards including the granting of stock options, RSUs and retirement plans.

Executive Compensation Guiding Principles

The Corporation recognizes that its success is in large part dependent on the Corporation’s ability to attract and retain skilled employees. The Corporation endeavors to create and maintain compensation programs based on performance, teamwork and rapid progress and to align the interests of the executives and Shareholders. The principles and objectives of the compensation and benefits programs for employees generally, and for the NEOs specifically, are to:

•	attract, motivate and retain highly-skilled individuals who have incentives to achieve the Corporation’s strategic goals;

•	closely align compensation with the Corporation’s business and financial objectives and the long-term interests of Shareholders; and

•	offer total compensation that is competitive and fair.

Elements of Executive Compensation

The compensation of the NEOs consists of the following principal components:

•	base salary;

•	performance-based cash bonuses; and

•	participation in the Corporation’s Equity Incentive Plan.

Each compensation element has a role in meeting the above objectives. The mix of compensation components is designed both to reward short-term results and to motivate long-term performance. The compensation level of the NEOs reflects to a significant degree the varying roles and responsibilities of the NEOs.

The appropriate level for overall NEOs compensation is determined by the Compensation Committee for all of the NEOs based on: (i) a review of certain available market data including a review of the compensation paid to other named executive officers by a comparison group of companies as set forth below; and (ii) internal equity, length of service, skill level and other factors deemed appropriate.

Compensation-Setting Process

The Corporation has relied on market survey data for similar positions in other companies to assist in determining compensation levels that are competitive and fair. In addition, the CEO (and with respect to the CEO, the Compensation Committee) reviews the performance of each NEO on an annual basis. Based on this review and the factors described above, such parties made recommendations to the Board as to the executive compensation package for each NEO. This review commences in the last quarter of the fiscal year to which the performance relates and is completed in the first quarter of the subsequent fiscal year.

Competitive Positioning and Compensation Advisors

The Compensation Committee is authorized to retain the services of external executive compensation specialists from time to time, as the committee sees fit, in connection with the establishment of cash and equity compensation and related policies. In January 2011, the Compensation Committee first retained the services of Mercer Canada Limited (“Mercer”), an executive compensation consultant, to assist in establishing and reviewing a comparator group to conduct an analysis to assist in establishing competitive total direct compensation and short-term and long-term incentive targets for the NEOs. For the fiscal year ended March 31, 2015, Mercer provided data and analysis with respect to compensation matters in respect of each NEO as well as providing general salary information that was used by the Corporation for assessing the compensation elements for the general employee population. Prior to January 2011, the Corporation did not engage the services of a compensation consultant.

Comparator Group Analysis

The Compensation Committee annually reviews the total compensation of the Corporation’s NEOs and compensation practices of the Corporation. In reviewing the total compensation for the NEOs for the fiscal year ended March 31, 2015, the Corporation used data previously collected from a group of five Canadian and 15 U.S. companies (“Comparator Group”) that, with the assistance of Mercer, was aged appropriately in order to be suitable for use in the current fiscal year. The Comparator Group reflects the types of organizations with which the Corporation competes for talent for executives. The Compensation Committee reviewed such data from the Comparator Group targeting total direct compensation at the 50th percentile. The Comparator Group used for the fiscal year ended March 31, 2015 was comprised of the following companies:

• Aastra Technologies Limited	• Netgear Inc.	• Sierra Wireless, Inc.
• Arris Group, Inc.	• Novatel Wireless Inc.	• STEC Inc.
• Constellation Software Inc.	• OCZ Technology Group Inc.	• Super Micro Computer, Inc.

• Cts Corp.	• Open Text Corporation	• Synaptics Inc.
• Emulux Corp.	• Polycom, Inc.	• United On Line Inc.
• Intermec Inc.	• QLogic Corp.	• ViaSat Inc.
• Macdonald Dettwiler & Associates Ltd.	• RealNetworks Inc.

NOTE:

U.S. companies are in italics.

The Corporation benchmarks each named executive position against similar positions in the Comparator Group. Competitive market data on the Comparator Group gives the Compensation Committee and the Board an initial reference point for determining executive compensation. The Comparator Group is used to assess the reasonableness of the Corporation’s compensation and to confirm that compensation is consistent with the Corporation’s desired philosophical positioning. In setting compensation of an executive, the Comparator Group is considered among other factors, including the individual’s contribution, experience, performance and internal equity. The Compensation Committee, in consultation with Mercer, reviews the Comparator Group annually to ensure that it continues to be appropriate. The compensation data previously collected from the Comparator Group, appropriately aged, was used to evaluate executive compensation for the fiscal year ended March 31, 2015. The criteria used for determining the companies included in the Comparator Group include that each company: (i) is autonomous and publicly-traded; (ii) has comparable revenues to that of the Corporation; (iii) is similarly sized considering assets, market capitalization and number of employees; and (iv) has robust compensation data available. The Comparator Group has been chosen by the Compensation Committee as appropriate because it represents a cross-section of companies from different sectors that are similar to the Corporation in terms of size of assets and revenues.

Compensation Risk

The Corporation believes it has effective risk management and regulatory compliance for its compensation policies. The Corporation has a Compensation Committee to assist the Board in discharging its duties relating to compensation of the Corporation’s directors and executive officers. The Compensation Committee and the Board have structured the executive compensation to ensure that executives are compensated fairly, and in a way that does not incur undue risk to the Corporation or encourage executives to take inappropriate risks. Risks related to compensation are taken into consideration as part of the general review and determination of executive compensation by the Compensation Committee and the Board, including: review of salaries of the Comparator Group, review and approval by the Compensation Committee and recommendation to the Board for approval. Director and executive compensation are reviewed annually, and benchmarked against the Comparator Group to assess competitiveness and fairness. Management will use Mercer to conduct a competitive compensation review for all executive positions as and when appropriate. This independent advice provides the Compensation Committee and the Board with a market reference point when they assess individual performance in the context of overall corporate performance.

Inappropriate and excessive risks by executives are mitigated by regular meetings of the Board, at which activity by the executives must be approved by the Board if such activity is outside or beyond previously Board-approved actions. Through the Audit Committee, the Board also receives regular reports concerning risk management activities as well as management’s compliance with company policies and procedures. Part of the Corporation’s executive compensation consists of grants under the Equity Incentive Plan. Such compensation is long term and, accordingly, is directly linked to the achievement of long term value creation and aligns executives’ interests with those of Shareholders. As the benefits of such compensation, if any, are not realized by the executive until a significant period of time has passed, the ability of executives to take inappropriate or excessive risks that are beneficial to them from the standpoint of their compensation at the expense of the Corporation and its Shareholders is limited.

The other two elements of compensation, base salary and performance-based cash bonuses, represent the remaining portion of an executive’s total compensation. While neither salary nor bonus is long term, these components of compensation represent only a portion of total compensation and as a result it is unlikely that an executive would take inappropriate or excessive risks at the expense of the Corporation and its Shareholders that would be beneficial to them from the standpoint of their short term compensation when their long term compensation might be put at risk from their actions.

For the reasons set forth above, the Compensation Committee has concluded that there are minimal risks arising from the Corporation’s executive compensation policies and practices that are reasonably likely to have a material adverse effect on the Corporation.

Although the Corporation has not adopted a policy forbidding insiders from purchasing financial instruments relating to the Common Shares, the Corporation is not aware of any insider having entered into this type of transaction.

Compensation Components

The compensation of the NEOs consists of the following principal components:

•	base salary;

•	performance-based cash bonuses; and

•	participation in the Equity Incentive Plan.

The NEOs’ compensation packages provide a balanced set of elements consistent with the objectives of the Corporation’s compensation strategy. The fixed elements, assessed in their entirety, provide a competitive base of fixed compensation necessary to attract, retain and motivate executives. The variable elements, assessed in their entirety, are reviewed and approved by the Compensation Committee and are designed to balance short-term objectives with the long-term interests of the Corporation, motivate superior performance against both timeframes and reward the attainment of individual and business objectives. The combination of the fixed elements and variable incentive opportunities delivers a competitive compensation package as compared to the peer group used by the Corporation.

Below is a description of the total compensation elements of the Corporation as of March 31, 2015, forms of compensation, performance periods and how the amount is determined for each element.

Type of Compensation	Form	Performance Period	How is it determined
Base salary	Cash	One year	Reflects consideration of sector market conditions, the role of the executive, individual competency, and attraction and retention considerations. Base salary was benchmarked to the 50th percentile for the selected Comparator Group of companies and adjusted to reflect the NEOs’ experience, responsibilities and performance.

Short-Term Incentive	Performance- Based Cash Bonuses	One year	Focuses on specific annual objectives. Target award is based on market competitiveness. The actual award is based on Corporation performance in the case of the CEO, and on Corporation and individual performance in the case of the other NEOs.

Type of Compensation	Form	Performance Period	How is it determined

Long-Term Incentive	Stock options	Typically, three year cliff vesting and a five year term	Target award (using an option pricing model to estimate the value) is based on market competitiveness of the long-term incentive package. However, the final realized value is based on the appreciation of the price of the Common Shares.
	RSUs	Typically, three year cliff vesting	Target award is determined by the Compensation Committee and based on market competitiveness of the aggregate value of all long-term incentives awarded in a particular year.
	Performance Restricted Share Units (“PSUs”)	Typically, three year cliff vesting and a three year term	Target award is determined by the Compensation Committee and is based on the market competitiveness of the aggregate value of all long-term incentives awarded in a particular year.
Benefits	Medical and dental insurance	Ongoing	Based on historical practices of the Corporation.

Retirement Plans	RRSP Contribution 401(k) Contribution	Ongoing	The Corporation matches an employee’s contribution to a maximum of 3.5% of the employee’s annual salary. With respect to 401(k) plans, the Corporation matches an employee’s contribution to a maximum of 3.0% of the employee’s annual salary.

Base Salaries

In general, base salaries for the NEOs are initially established through arm’s-length negotiation at the time of hire, taking into account the NEO’s qualifications, experience and prior salary and prevailing market compensation for similar roles in comparable companies. The initial base salaries of the NEOs are then reviewed annually by the Compensation Committee for the CEO and by the CEO and the Compensation Committee for all other NEOs, to determine whether any adjustment is warranted. Base salaries are also reviewed in the case of promotions or other significant changes in responsibility.

In considering a base salary adjustment, the Compensation Committee considers the Corporation’s overall performance, the scope of the NEO’s functional responsibilities, individual contributions, responsibilities and prior experience. The Compensation Committee may also take into account the NEO’s current salary, equity position both vested and unvested, and the amounts paid to the NEO’s peers at the Corporation.

Performance-Based Cash Bonuses

Annual performance-based cash bonuses are intended to reward the NEOs for achieving short-term goals while making progress towards the Corporation’s long-term objectives. The Fiscal 2015 Discretionary Bonus Plan (the “2015 Bonus Plan”) includes target bonus opportunities and target goals. The Compensation Committee reviewed and approved the proposed bonus awards for fiscal 2015 for each of the NEOs that it would recommend to the Board, and the Board approved the awards at the recommended levels.

Each bonus under the 2015 Bonus Plan has two components, as described in greater detail below: (i) a Corporation performance bonus; and (ii) an individual performance bonus. These components are measured as follows:

•

The Corporation performance bonus is measured by reference to a key performance indicator: “Adjusted EBITDA” as determined by internal management financial statements. The term “Adjusted EBITDA” is defined as net income before interest, income taxes, depreciation and amortization, adjusted for the following items: foreign exchange gains or losses, net change in deferred revenue balances, stock- based compensation, costs of restructuring, impairment of goodwill, impairment of property and equipment, other income, and gains or losses related to the sale of long-lived assets. The Corporation uses this method to assess business performance when evaluating results in comparison to budgets, forecasts, prior-year financial results and the performance of companies in the comparison group of companies used by the Corporation.

•

The individual performance bonus is measured by reference to the following factors relating to an individual NEO’s performance: contribution to the Corporation’s strategy, contribution to key issues for the Corporation, attention to values, principles and policies, and delivery against objectives set out in an individual NEO’s annual work plan and as otherwise communicated to the NEOs.

Each NEO’s target bonus opportunity under the 2015 Bonus Plan was expressed as a percentage of his or her base salary, with individual target award opportunities ranging from 70% to 100% of base salary. There is an additional bonus opportunity for exceptional performance, and another in the event the Corporation attains the Corporation performance targets. The weighting of the bonus for the NEO ranges from 80% to 100% for Corporation performance and 0% to 20% for individual performance. The bonus is weighted towards Corporation performance in accordance with the NEO’s ability to affect overall Corporation performance. The Corporation performance targets for payout under the 2015 Bonus Plan were initially set at amounts the Board reasonably believed to be attainable. The 2015 Bonus Plan contemplates that if the Corporation performance targets are not attained, no individual performance bonuses may be paid. However, the 2015 Bonus Plan provides that the Board can exercise discretion to award bonuses in the absence of attaining Corporation performance targets or can increase or decrease awards on a discretionary basis having regard, in each instance, to the general spirit and intent of the 2015 Bonus Plan. In December 2014 the Board chose to exercise such discretion and reduced the Corporation performance targets such that in the event Adjusted EBITDA for fiscal 2015 was equal to or exceeded $25 million, the Corporation performance factor in the bonus formula would be 50% for all NEOs. As a result, while some bonuses were earned under the 2015 Bonus Plan as so revised, the amounts were substantially lower than would have been the case had the original Corporation performance targets been attained.

For NEOs whose short-term incentive includes an individual performance component, the factors comprising such individual performance include: achieving established in-year objectives, continuing to build the capability, capacity and process improvement of the officer’s functional area(s) of responsibility, and adhering to the established budget of the officer’s functional areas(s) of responsibility.

Long-Term Equity Incentives

The Corporation adopted the Equity Incentive Plan in connection with its initial public offering (“IPO”) and has granted equity incentive awards to the NEOs pursuant to the Equity Incentive Plan. Such grants were made with consideration given to the overall compensation of the NEO as well as the number of Common Shares already held.

Change in Control Benefits

The Corporation has entered into employment agreements with the NEOs that provide for the payment of certain benefits if the Corporation undergoes a change in control or going private transaction. The Corporation believes that these arrangements effectively allow the NEOs to objectively assess and pursue aggressively any corporate transactions that are in the best interests of Shareholders, without undue concern over the effect of such a transaction on their own personal financial and employment situation. See “— Termination and Change of Control Benefits.”

Perquisites and Other Personal Benefits

The Corporation does not currently utilize perquisites or other personal benefits as a significant element of the compensation program currently provided to NEOs. All future practices regarding these matters will be approved, and subject to periodic review, by the Compensation Committee.

Compensation Governance

The Corporation has a Compensation Committee that is currently composed of Messrs. Hagerty, Mueller and McKinnon, all of whom are independent within the meaning of National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”).

All members of the Compensation Committee have direct experience in compensation matters as current or former chief executive officers of public companies or chief operating officers of large accounting firms. Collectively, this experience provides the Compensation Committee with the knowledge, skills, experience and background in executive compensation and human resources matters to make decisions on the suitability of the Corporation’s compensation policies and practices. In addition to the collective experience of the Compensation Committee in compensation matters, all of the members stay actively informed of trends and developments in compensation matters and the applicable legal and regulatory frameworks.

The Compensation Committee acts on behalf of the Board in all matters pertaining to the appointment, compensation, benefits and termination of members of the senior management team. The Compensation Committee reviews the goals and objectives relevant to the compensation of the senior management team, as well as the annual salary, bonus, pension, severance and termination arrangements and other benefits, direct and indirect, of the senior management team, and makes recommendations to the Board and/or management, as appropriate.

Specific responsibilities of the Compensation Committee include:

•

reviewing management succession plans and processes of the CEO, the CFO, the Chief Technology Officer, the President of the Education Business Unit and the President of the Enterprise Business Unit (which, as of April 1, 2015, are now titled the Solutions and kapp Business Units, respectively) and the other executives that report directly to the CEO as well as any other senior employees designated for this purpose by the committee from time to time and making recommendations to the Board and/or management as appropriate (no other senior employees have been so designated by the committee as of March 31, 2015);

•

reviewing the annual salary, bonus, pension, severance and termination arrangements and other benefits, direct and indirect, of the executive management team and making recommendations to the Board and/or management as appropriate;

•

reviewing and approving (or in the discretion of the Compensation Committee, making recommendation to the Board) recommendations concerning the operation of employee compensation plans, including the terms, eligible participants, vesting, price and incentive targets and the exercise of any discretion provided in these plans;

•	providing recommendations to the Board regarding the administering and granting of options, awards or rights pursuant to any stock option, purchase plan or incentive plan; and

•

reviewing any proposed disclosure relating to executive compensation. In particular, reviewing, commenting on and approving the statement of Executive Compensation (including the Compensation Discussion and Analysis and related tables) and recommending it to the Board for inclusion in this Information Circular prepared for the annual meeting of Shareholders.

The Corporation retained Mercer to provide research, advice and recommendations with respect to the compensation of the directors and certain key employees of the Corporation. The services that Mercer has provided to the Corporation include advising on the design of overall compensation packages, reviewing the Corporation’s director compensation program, compiling comparative data with respect to the compensation programs of similar entities, analyzing the Corporation’s executive compensation packages and the individual elements thereof and comparing such compensation packages to those offered by other entities in the Comparator Group. Mercer did not provide any other services to the Corporation, or to any of its directors or members of management, other than or in addition to those compensation services referred to above.

The total compensation paid to Mercer for the fiscal year ending March 31, 2015 for the provision of these services was approximately $54,289 of which approximately $7,849 was related to consulting work related to compensation programs and approximately $46,440 was related to the Corporation’s participation in annual market surveys carried out by Mercer. There have been no fees paid to Mercer other than as provided for herein for the fiscal year ended March 31, 2015.

Performance Graph

The following chart illustrates the cumulative Total Shareholder Return of $100 invested in the Corporation’s Common Shares on the NASDAQ Global Select Market (the “NASDAQ”) on July 14, 2010 (the Corporation’s first day of public trading) through March 31, 2015. This is compared to the equivalent cumulative value invested in the NASDAQ Composite Index for the same time period.

Date	SMT (NASDAQ)	NASDAQ Composite Index
14-Jul-10	100.00	100.00
30-Sep-10	79.71	105.48
31-Dec-10	55.53	118.48
31-Mar-11	60.06	124.46
30-Jun-11	33.53	124.40
30-Sep-11	24.71	108.61
31-Dec-11	21.71	117.50
30-Mar-12	17.47	139.78
29-Jun-12	10.71	133.10
28-Sep-12	9.59	141.76
31-Dec-12	9.29	138.00
28-Mar-13	8.18	149.76
28-Jun-13	8.00	156.54
30-Sep-13	16.53	174.05
31-Dec-13	12.88	193.36
31-Mar-14	28.12	194.96
30-Jun-14	16.76	205.32
30-Sep-14	9.65	209.92
31-Dec-14	6.94	221.88
31-Mar-15	7.18	230.28

As at March 31, 2015, the share price of the Corporation’s Common Shares was approximately 25% of its price one year earlier. Base salaries for the NEOs who were with the Corporation over the past fiscal year remained constant over this time period and the performance based cash bonuses earned in respect of performance for the fiscal year ended March  31, 2015 were significantly lower, reflecting in part the decrease in share price over that period.

Summary Compensation Table

The following table sets forth information concerning the total compensation paid or earned by the NEOs for each of the years ended March 31, 2015, 2014 and 2013.

Name and Principal Position	Year	Salary($)(1)	Share- based awards ($)(2)	Option- based awards ($)(3)	Non-equity incentive plan compensation ($)		Pension Value ($)	All other Compensation ($)(1)		Total Compensation ($)(1)
					Annual incentive plans(1)(4)	Long- term incentive plans
Neil Gaydon President & CEO(5)	2015	680,619	260,657	287,688	340,309	Nil	Nil	1,031	(10)	1,570,304
	2014	735,643	1,000,500	81,426	1,103,465	Nil	Nil	30,514		2,951,548
	2013	321,569	258,000	121,580	336,456	Nil	Nil	100,335		1,137,940

Kelly Schmitt Vice President, Finance & CFO(6)	2015	277,821	111,517	123,081	127,964	Nil	Nil	10,942	(11)	651,325
	2014	287,520	404,000	Nil	294,219	Nil	Nil	27,258		1,012,998
	2013	200,625	64,100	60,790	49,945	Nil	Nil	26,900		402,360

Warren Barkley Chief Technology Officer(7)	2015	351,287	111,517	123,081	216,393	Nil	Nil	152,705	(12)	954,983
	2014	380,819	463,000	54,284	560,418	Nil	Nil	60,165		1,518,685
	2013	152,140	64,500	59,772	152,140	Nil	Nil	991		429,544

Greg Estell President, Education(8)	2015	375,000	102,449	113,075	148,706	Nil	Nil	16,639	(13)	755,869
	2014	377,197	408,000	60,014	355,950	Nil	Nil	35,054		1,236,216
	2013	15,625	Nil	Nil	2,197	Nil	Nil	25,000		42,822

Scott Brown President, Enterprise(9)	2015	300,000	80,841	89,226	121,762	Nil	Nil	20,730	(14)	612,559
	2014	250,000	396,000	58,368	187,250	Nil	Nil	80,085		971,703
	2013	Nil	Nil	Nil	Nil	Nil	Nil	Nil		Nil

NOTES:

(1)

Cash compensation is paid in either Canadian or U.S. currency, as applicable. Canadian dollar compensation has been translated into U.S. dollars at the average exchange rate for the year based on exchange rates published by the Bank of America. Exchange rates used – for 2015: 1.00 CAD = 0.8782 USD; for 2014: 1.00 CAD = 0.9492 USD; and for 2013: 1.00 CAD = 0.9989 USD.

(2)

All share-based awards are priced in U.S. dollars. Share-based awards represent the fair value of RSUs and PSUs during the year. The fair value of the RSUs and PSUs is based on the per share closing market price of the Common Shares as determined by the NASDAQ on the effective date of grant, multiplied by the number of RSUs and PSUs granted.

(3)

All option-based awards are priced in U.S. dollars. Option based awards represent the fair value of stock options granted in the year under the Equity Incentive Plan. The fair value of stock options granted is calculated using the Black-Scholes valuation model on the date of grant. Under this method, the weighted average fair value of stock options granted was $1.01 in 2015, $0.94 in 2014 and $0.72 in 2013.

	2015	2014	2013
Expected dividend yield	Nil	Nil	Nil
Expected stock price volatility	64.85%	61.51%	63.00%
Expected risk-free interest rate	1.19%	0.7%	0.54%
Expected life of options	4.0 years	3.5 years	4.0 years

The assumed dividend yield reflects the Corporation’s current intention to not pay cash dividends in the foreseeable future. The assumed volatility for options granted for the years ended March 31, 2015, 2014 and 2013 was the Corporation’s historical volatility from the Corporation’s IPO on July 20, 2010 to the date of grant. The assumed risk-free interest rate is based on the yield of a U.S. government zero coupon Treasury bill issued at the date of grant with a remaining life approximately equal to the expected term of the option. The assumed expected life is based on the Corporation’s estimated exercise pattern of the options.

(4)	Amounts earned pursuant to the 2015, 2014 and 2013 Bonus Plans.
(5)	Mr. Gaydon was appointed President & CEO of the Corporation on October 24, 2012.
(6)	Ms. Schmitt was appointed Vice President, Finance & CFO of the Corporation on November 30, 2012.
(7)	Mr. Barkley was appointed Chief Technology Officer of the Corporation on November 13, 2012.
(8)

Mr. Estell was appointed President, Education of SMART Technologies ULC, a wholly owned direct subsidiary of the Corporation, on March 18, 2013. Effective April 1, 2015, commensurate with the reorganization of the Corporation, Mr. Estell was appointed President, Solutions of SMART Technologies ULC.

(9)

Mr. Brown was appointed President, Enterprise of SMART Technologies ULC, a wholly owned direct subsidiary of the Corporation, on June 3, 2013. Effective April 1, 2015, commensurate with the reorganization of the Corporation, Mr. Brown was appointed President, kapp of SMART Technologies ULC.

(10)	Includes $1,031 paid to Mr. Graydon for benefits.
(11)	Includes $9,724 in respect of Corporation contributions to Ms. Schmitt’s RRSP and $1,218 for benefits.
(12)

Includes $10,539 in respect of Corporation contributions to Mr. Barkley’s RRSP, $1,652 for benefits, and a $140,515 bonus awarded by the Board to recognize his efforts in attracting significant leadership talent to the Corporation as it builds its Seattle product development capabilities.

(13)	Includes $9,375 in respect of Corporation contributions to Mr. Estell’s account in the Corporation’s 401(k) plan; and $7,264 for benefits.
(14)	Includes $9,135 in respect of Corporation contributions to Mr. Brown’s account in the Corporation’s 401(k) plan; and $11,595 for benefits.

Incentive Plan Awards – Equity Incentive Plan

Reservation and Issuance of Common Shares

The Equity Incentive Plan provides for the grant of options, RSUs, DSUs and PSUs to the directors, officers, employees, consultants and service providers of the Corporation and to directors, officers, employees, consultants and service providers of the Corporation’s subsidiaries and affiliates.

The Corporation has authorized for issuance Common Shares representing 12% of the Corporation’s total outstanding Common Shares. All equity based awards granted will be in compliance with the requirements of the TSX, the NASDAQ and all other applicable securities laws of both Canada and the United States of America (“Applicable Securities Laws”). The purchase price and vesting provisions (if any) for any optioned Common Shares shall be fixed by the directors, subject to the limitations and restrictions of the TSX.

Common Shares subject to award under the Equity Incentive Plan that are exercised, lapse, expire, terminate or are forfeited or settled in cash will again become available for grants under the Equity Incentive Plan. Common Shares used to satisfy awards under the Equity Incentive Plan will be authorized and unissued Common Shares from treasury, or Common Shares purchased on the open market.

No more than 2.5% of the Common Shares may be subject to the total awards granted under the Equity Incentive Plan to any individual participant in a given calendar year. The number of securities of the Corporation issuable to insiders at any time under the Equity Incentive Plan and all of the Corporation’s other security-based compensation arrangements shall not exceed 10% of the Corporation’s issued and outstanding securities at any time and shall be limited to 5% of the Corporation’s issued and outstanding securities within any one-year period. The Equity Incentive Plan limits the number of Common Shares that may be issued to directors who are not officers or employees to 1% of the issued and outstanding Common Shares.

The options granted pursuant to the Equity Incentive Plan to independent directors at the time of the IPO in July 2010 vest equally on the first, second, third and fourth anniversaries of the date of grant, subject to the discretion of the Compensation Committee. Options granted to employees prior to October 2011 generally vest equally on the second, third and fourth anniversaries of the date of grant. Options granted to employees subsequent to that time but prior to November 2012 generally vest equally on the first, second, third and fourth anniversaries of the date of the grant. Options granted in and subsequent to November 2012 vest equally on the first, second and third anniversaries of the date of the grant. Options granted in the fiscal year ending March 31, 2015 now vest in their entirety on the third anniversary of the date of grant.

Administration of Awards

The Compensation Committee provides recommendations to the Board relative to the administration of the Equity Incentive Plan. The Compensation Committee provides recommendations to the Board with respect to the terms and conditions of the awards, including the individuals who will receive awards, the term of awards, the exercise price, the number of Common Shares subject to each award, the limitations or restrictions on vesting and exercisability of awards, the acceleration of vesting or the waiver of forfeiture or other restrictions on awards, the form of consideration payable on exercise, whether awards will entitle the holder to receive dividend equivalents and the timing of grants. The Compensation Committee, in compliance with the provisions of the TSX, the NASDAQ and Applicable Securities Laws, also recommends to the Board any modifications, amendments or adjustments to the terms and conditions of outstanding awards provided such modifications, amendments or adjustments do not impair the rights of a holder of a previously granted award, to arrange for financing by broker-dealers (including payment by the Corporation of commissions), to establish award exercise procedures (including “cashless exercise”) and to establish procedures for payment of withholding tax obligations with cash or Common Shares.

Stock Options

The Compensation Committee may recommend to the Board the exercise price of options granted under the Equity Incentive Plan, but the exercise price of an option may not be less than 100% of fair market value of the Common Shares of a date specified at the time of the grant. No options may be granted for a term longer than ten years. Options may be exercised as provided in the applicable award agreement. Generally, when a participant is terminated for just cause, or a participant voluntarily resigns, outstanding unvested options granted under the Equity Incentive Plan will be forfeited immediately. For other terminations of employment, vested options generally remain exercisable for 90 days after termination, except in the event of death, where they generally remain exercisable for six months. Specific provisions of a written employment agreement may provide for different treatment. However, an option granted under the Equity Incentive Plan is never exercisable after its term expires.

Restricted Share Units

RSU awards may consist of grants of rights to receive, at the Corporation’s option, Common Shares, the cash value of Common Shares or a combination of both, which may vest in installments in accordance with performance criteria specified by the Compensation Committee, or on a deferred basis. The Common Shares underlying RSUs may be issued from treasury or purchased on the open market.

RSUs granted prior to May 2014 generally vest equally on the first, second and third anniversaries of the date of the grant. RSUs granted in and subsequent to May 2014 vest in their entirety on the third anniversary of the date of grant.

Deferred Share Units

DSU awards are awards similar to awards of RSUs except that such awards may not be redeemed for Common Shares or for the value of Common Shares until the participant has ceased to hold all offices, employment and directorships with the Corporation and its subsidiaries and affiliates. The Common Shares underlying DSUs may be issued from treasury or purchased on the open market.

Performance Restricted Share Units

The Compensation Committee has the ability, at the time RSU awards are granted under the Plan, to designate all or a portion of such RSU awards as PSU awards and in the event that RSU awards are designated as PSU awards, such PSU awards shall vest based in whole or in part on the performance criteria set forth in the applicable award agreement.

Effect of a Significant Event

In the event of a “significant event”, as defined in the Equity Incentive Plan, and unless otherwise provided in an award agreement or a written employment contract between the Corporation and a plan participant, the Board may provide that the successor company will assume each award or replace it with a substitute award, or the awards will become exercisable or vested in whole or in part upon written notice, or the awards will be surrendered for a cash payment, or any combination of the foregoing will occur.

Under the Equity Incentive Plan and unless otherwise defined in an award agreement or a written employment agreement between the Corporation and a plan participant (and subject to certain exceptions described in the Equity Incentive Plan), a significant event means:

•	a person or group of persons becomes the beneficial owner of securities constituting 50% or more of the voting power of all Common Shares;

•

individuals who were proposed as nominees (but not including nominees under a Shareholder proposal) to the Board immediately prior to a meeting of Shareholders involving a contest for, or an item of business relating to, the election of directors, not constituting a majority of the directors following such election;

•

a merger, consolidation, amalgamation or arrangement (or a similar transaction) involving the Corporation occurs, unless after the event, 50% or more of the voting power of the combined company is beneficially owned by Shareholders who owned all of the Common Shares immediately before the event; or

•	the Shareholders approve a plan of complete liquidation or winding-up of the Corporation, or the sale or disposition of all or substantially all its assets (other than a transfer to an affiliate).

Transferability

Awards under the Equity Incentive Plan generally are not transferable other than by will or by the laws of descent of distribution or as expressly permitted by the Board. Except as noted, only the participant may exercise an award.

Additional Provisions

The Board has the right to amend, suspend or terminate the Equity Incentive Plan at any time provided that such action does not impair any award previously granted under the Equity Incentive Plan. Amendments to the Equity Incentive Plan will be submitted for Shareholder approval to the extent required by the Equity Incentive Plan or by applicable law, including the rules of applicable stock exchanges.

Outstanding Options and Share-Based Awards. In order to drive achievement of the Corporation’s strategic three-year plan adopted in May 2013, align participant compensation with the achievement of the Corporation’s financial and strategic objectives and creation of Shareholder value, motivate and retain staff that are key to achievement of the three year strategic plan and create positive momentum across the leadership of the Corporation to achieve desired results, significant awards of PSUs were made in May 2013 and/or in June 2013 to the NEOs, three other members of senior management and certain additional employees, that were designed to achieve the objectives stated above. As of March 31, 2015, 600,000 PSUs were held by Neil Gaydon, 250,000 PSUs were held by each of Kelly Schmitt, Warren Barkley, Greg Estell and Scott Brown, and 125,000 PSUs were held by each of three other members of senior management. In November 2014, the performance criteria and performance multipliers with respect to such PSU awards were revised by the Board to maintain senior management motivation and promote continued retention. Overachievement of the performance criteria, as amended, measured as of the end of the three-year vesting period, may result in the issuance to the NEOs of an aggregate number of shares that is a multiple of 2.5 to 3.0 times the original number of shares anticipated at the time of the initial grant, or a combination of cash and shares of equivalent value.

Details of share-based and option-based awards granted to NEOs that were outstanding as at March 31, 2015 are set forth in the following table:

	Options				Share-based Awards
Name and Principal Position	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option Expiration Date	Value of unexercised in-the- money options ($)(1)	Number of shares or units shares that have not vested (#)	Market or payout value of share- based awards that have not vested		Market or payout value of vested share-based awards not paid out or distributed
Neil Gaydon	200,000	1.29	Nov. 20, 2017	Nil	822,625	271,603	(7)	Nil
President & CEO(2)	75,000	2.46	Nov. 7, 2018	Nil
	239,583	2.46	May 15, 2019	Nil

Kelly Schmitt	6,000	17.00	July 14, 2015	Nil	345,333	116,306	(8)	Nil
Vice President, Finance & CFO(3)	12,000	5.83	June 22, 2016	Nil
	100,000	1.29	Nov. 20, 2017	Nil
	102,500	2.46	May 15, 2019	Nil

Warren Barkley	50,000	1.29	Nov. 20, 2017	Nil	345,333	116,306	(9)	Nil
Chief Technology Officer(4)	50,000	1.39	Feb. 19, 2018	Nil
	50,000	2.46	Nov. 7, 2018	Nil
	102,500	2.46	May 15, 2019	Nil

Greg Estell	100,000	1.36	May 16, 2018	Nil	324,980	91,476	(10)	Nil
President, Education(5)	94,167	2.46	May 15, 2019	Nil

Scott Brown	100,000	1.32	June 13, 2018	Nil	316,196	80,759	(11)	Nil
President, Enterprise(6)	74,306	2.46	May 15, 2019	Nil

NOTES:

(1)

All options are priced in U.S. dollars. The value of unexercised in-the-money options at year end is based on the per-share closing price of a Common Share on the NASDAQ on March 31, 2015, which was $1.22 per Common Share. “In-the-money” means the amount by which the closing per-share market price of a Common Share on that date exceeded the per-share option exercise price.

(2)	Mr. Gaydon was appointed the President & CEO of the Corporation on October 24, 2012.
(3)	Ms. Schmitt was appointed Vice President, Finance & CFO of the Corporation on November 30, 2012.
(4)	Mr. Barkley was appointed Chief Technology Officer of the Corporation on November 13, 2012.
(5)

Mr. Estell was appointed President, Education of SMART Technologies ULC, a wholly owned direct subsidiary of the Corporation, on March 18, 2013. Effective April 1, 2015, commensurate with the reorganization of the Corporation, Mr. Estell was appointed President, Solutions of SMART Technologies ULC.

(6)

Mr. Brown was appointed President, Enterprise of SMART Technologies ULC, a wholly owned direct subsidiary of the Corporation, on June 3, 2013. Effective April 1, 2015, commensurate with the reorganization of the Corporation, Mr. Brown was appointed President, kapp of SMART Technologies ULC.

(7)

All share-based awards are in U.S. dollars. The market value of the 222,625 RSUs that have not vested at year end is based on the closing price of the Common Shares on the NASDAQ on March 31, 2015, which was $1.22 per Common Share. The market value of the 600,000 PSUs that have not vested at year end is Nil as the performance criteria for these awards for fiscal 2015 were not met.

(8)

All share-based awards are in U.S. dollars. The market value of the 95,333 RSUs that have not vested at year end is based on the closing per-share price of the Common Shares on the NASDAQ on March 31, 2015, which was $1.22 per Common Share. The market value of the 250,000 PSUs that have not vested at year end is Nil as the performance criteria for these awards for fiscal 2015 were not met.

(9)

All share-based awards are in U.S. dollars. The market value of the 95,333 RSUs that have not vested at year end is based on the closing per-share price of the Common Shares on the NASDAQ on March 31, 2015, which was $1.22 per Common Share. The market value of the 250,000 PSUs that have not vested at year end is Nil as the performance criteria for these awards for fiscal 2015 were not met.

(10)

All share-based awards are in U.S. dollars. The market value of the 74,980 RSUs that have not vested at year end is based on the closing per-share price of the Common Shares on the NASDAQ on March 31, 2015, which was $1.22 per Common Share. The market value of the 250,0000 PSUs that have not vested at year end is Nil as the performance criteria for these awards for fiscal 2015 were not met.

(11)

All share-based awards are in U.S. dollars. The market value of the 66,196 RSUs that have not vested at year end is based on the closing per-share price of the Common Shares on the NASDAQ on March 31, 2015, which was $1.22 per Common Share. The market value of the 250,000 PSUs that have not vested at year end is Nil as the performance criteria for these awards for fiscal 2015 were not met.

Incentive Awards – Value Vested or Earned During the Year

The following table provides information on the value of vested options and share-based awards as well as non-equity compensation paid to the NEOs during the fiscal year ended March 31, 2015.

Name and Principal Position	Option-based awards – Value vested during the year($)(1)	Share-based awards Value vested during the year ($)(2)	Non-equity incentive plan compensation – Value earned during the year($)(3)
Neil Gaydon President & CEO(4)	Nil	117,917	340,309

Kelly Schmitt Vice President, Finance & CFO(5)	Nil	75,366	127,964

Warren Barkley Chief Technology Officer(6)	Nil	43,333	216,393

Greg Estell President, Education(7)	43,666	45,998	148,706

Scott Brown President, Enterprise(8)	41,333	42,665	121,762

NOTES:

(1)

The value of vested options was calculated using the closing per-share price of a Common Share on the NASDAQ on the vesting date, and it reflects the amount by which such per-share price exceeded the per- share option exercise price. The value of options that were “out-of-the-money” is nil as the market value of the Common Shares underlying the options was less than the option exercise price.

(2)

This represents the value of RSUs vested and paid out during fiscal 2015. The RSUs that vested were settled in Common Shares, the value of which is based on the closing per-share price of a Common Share on the release date; being $2.76 on the May 20, 2014 release date, $2.50 on the June 9, 2014 release date, $2.70 on the June 23, 2014 release date, $1.33 on the November 18, 2014 release date, $1.27 on the November 20, 2014 release date and $1.38 on the February 6, 2015 release date.

(3)

This represents amounts earned pursuant to the 2015 Bonus Plan. Amounts were paid out in Canadian or U.S. dollars, as applicable. The exchange rate used is 1.00CAD = 0.8782USD, being the average exchange rate for fiscal 2015 based on exchange rates published by the Bank of America.

(4)	Mr. Gaydon was appointed President & CEO of the Corporation on October 24, 2012.
(5)	Ms. Schmitt was appointed Vice President, Finance & CFO of the Corporation on November 30, 2012.
(6)	Mr. Barkley was appointed Chief Technology Officer of the Corporation on November 13, 2012.
(7)

Mr. Estell was appointed President, Education of SMART Technologies ULC, a wholly owned direct subsidiary of the Corporation, on March 18, 2013. Effective April 1, 2015, commensurate with the reorganization of the Corporation, Mr. Estell was appointed President, Solutions of SMART Technologies ULC.

(8)

Mr. Brown was appointed President, Enterprise of SMART Technologies ULC, a wholly owned direct subsidiary of the Corporation, on June 3, 2013. Effective April 1, 2015, commensurate with the reorganization of the Corporation, Mr. Brown was appointed President, kapp of SMART Technologies ULC.

Pension Plan Benefits

The Corporation does not have any defined benefit or defined contribution pension plans in place that provide for payments or benefits at, following, or in connection with retirement. Up to March 31, 2012, the Corporation did, however, have a registered retirement savings program (“RRSP Program”) wherein 2% of the employee’s annual salary was contributed to an RRSP up to a maximum of C$2,000 per fiscal year. Effective April 1, 2012, the RRSP Program was revised. The Corporation now matches an employee’s contribution to a maximum of 3.5% of the employee’s annual salary. The C$2,000 cap has also been replaced with an overall cap equal to one-half of the annual contribution limit to ensure no over-contribution is made on the Corporation’s part. The Corporation also has established a 401(k) plan for the benefit of its U.S. employees that matches employees’ contributions to a maximum of 3.0% of the employee’s annual salary.

Termination and Change of Control Benefits

The employment agreements with the NEOs provide that if an NEO is terminated for any reason other than just cause, voluntary resignation, mutual written agreement of the NEO and the Corporation or upon the death of the NEO, the Corporation will pay to the NEO: (a) the NEO’s pro rata annual salary earned, but not yet paid, up to the termination date; (b) all vacation accrued and unused as of the termination date; (c) a separation benefit equal to the aggregate of (i) 1.0 to 1.5 times the NEO’s then-current annual base salary; (ii) 1.0 to 1.5 times the average of all discretionary bonus payments made to the NEO during the last three fiscal years; and (iii) an amount equal to 7% of the NEO’s then-current annual base salary in consideration for the termination of all benefits and perquisites; and (d) a payment equal to the average of all discretionary bonus payments made to the NEO during the last three fiscal years, pro-rated to reflect the period of time the NEO was employed during the fiscal year in which the termination occurred (the above payments being collectively defined as “Termination Pay”).

The estimated retirement allowance for each NEO as of March 31, 2015 is as follows: Neil Gaydon – 1,703,937; Kelly Schmitt – $428,363; Warren Barkley – $904,047; Greg Estell – $583,041 and Scott Brown – $486,206.

In the event there is a “change in control” or a Going Private Transaction (as such terms are defined in each NEO’s employment agreement), (i) all RSUs that would otherwise have vested within one year (two years in the case of Mr. Gaydon) following the effective date of such event will accelerate and vest as of such effective date, and (ii) certain PSUs may accelerate and vest as of such effective date if all applicable performance criteria will have been attained upon consummation of the transaction.

If within one year following the effective date of a change in control or Going Private Transaction (i) the NEO terminates his employment for Good Reason (as such term is defined in his employment agreement, which definition includes among other things any adverse change in any of the duties, power, salary, title or lines of reporting of the NEO), or (ii) the NEO’s employment is terminated by the Corporation without cause, (a) the Corporation must pay the NEO his Termination Pay promptly following such termination, (b) certain PSUs will accelerate and vest as of the effective date of such termination, with the amount of the award being determined as if all applicable performance criteria had been attained and the highest applicable multiple applied, in each case as provided in the relevant award agreement, and (c) certain other PSUs may accelerate and vest as of the effective date of such termination if all applicable performance criteria will have been attained upon consummation of the transaction.

If the NEO’s employment was terminated by the Corporation within three months preceding the effective date of a change in control or Going Private Transaction, (i) the Corporation must pay the NEO his Termination Pay promptly after such effective date, (ii) all RSUs that would otherwise have vested within one year following such effective date (two years in the case of Mr. Gaydon) will accelerate and vest as of such effective date, (iii) certain PSUs will accelerate and vest as of such effective date, with the amount of the award being determined as if all applicable performance criteria had been attained and the highest applicable multiple applied, in each case as provided in the relevant award agreement, and (iv) certain other PSUs may accelerate and vest as of such effective date if all applicable performance criteria will have been attained upon consummation of the transaction.

The estimated Termination Pay in relation to a change in control for each NEO as of March 31, 2015 is as follows: Neil Gaydon – $1,703,937; Kelly Schmitt – $428,363; Warren Barkley – $904,047; Greg Estell –$583,041 and Scott Brown – $486,206.

The employment agreements with the NEOs provide that the NEO will not be entitled to any severance compensation or any bonus or prorated bonus payment upon a voluntary resignation.

Compensation of Directors

On May 26, 2010, the Board adopted a policy regarding compensation for the independent directors. This policy was adopted through an analysis of certain comparator companies and creating certain benchmarks based on the data collected therein. The policy was amended in May 2011 as the annual payment for serving as chairman and a member of the Compensation Committee were adjusted at that time. Pursuant to that policy as amended, certain independent directors (being Messrs. Mueller, Hagerty and McKinnon and excluding Mr. Hughes) are entitled to receive an annual retainer of $40,000 plus annual payments, as follows, for serving in each of the following capacities:

Director Role	Annual Payment ($)
Chair, Audit Committee	30,000
Member, Audit Committee	12,000
Chair, CG&N Committee	12,000
Member, CG&N Committee	6,000
Chair, Compensation Committee	12,000
Member, Compensation Committee	6,000

Concurrent with his appointment as Chairman of the Board, which was effective May 15, 2014, Mr. Mueller became entitled to receive an annual retainer of $70,000 (in addition to the $40,000 annual retainer amount paid to all directors not affiliated with a Shareholder) for serving as the Chairman of the Board. However, he receives no other annual payments for any work done as chair or member of any committee.

All the directors are reimbursed for reasonable out-of-pocket expenses incurred in attending Board and committee meetings. Independent directors not affiliated with a Shareholder receive attendance fees as set out below for Board and committee meetings that are in addition to regularly scheduled meetings as set forth in a meeting calendar at the beginning of each fiscal year. The attendance fees are $1,500 for meetings in excess of four hours in duration; $750 for meetings between two and four hours in duration; and $375 for meetings that are less than two hours in duration.

The Corporation does not have any service contracts with any of the non-executive directors that provide for benefits upon termination of their services.

Director Compensation Table

The following table sets forth information concerning the total compensation paid or earned by the directors (who were not also NEOs) during the fiscal year ended March 31, 2015.

Name	Fees earned ($)(1)	Share- based awards ($)(2)	Options ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)(1)	Total ($)(1)
David Martin(3)	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Nancy Knowlton(3)	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Michael J. Mueller(6)	107,875	36,265	Nil	Nil	Nil	Nil	144,140
Robert C. Hagerty(5)(6)	74,875	36,265	Nil	Nil	Nil	Nil	111,140
Ian McKinnon	71,125	36,265	Nil	Nil	Nil	Nil	107,390
Gary Hughes(4)	N/A	N/A	N/A	N/A	N/A	N/A	N/A

NOTES:

(1)	All amounts paid were in U.S. dollars.
(2)

All share-based awards are priced in U.S. dollars. Share-based awards represent the fair value of DSUs granted in the year. The fair value of the DSUs is based on the closing per-share price of a Common Share on the NASDAQ on the effective date of grant, multiplied by the number of DSUs granted.

(3)

Mr. Martin and Ms. Knowlton, being non-independent directors, did not receive any compensation for serving as directors for fiscal 2015. Mr. Martin and Ms. Knowlton resigned from the Board on April 17, 2014.

(4)	Mr. Hughes did not receive any compensation for fiscal 2015 for serving as a member of the Board.
(5)

On April 17, 2014, Mr. Hagerty was appointed by the Board as Acting Chairman in addition to continuing as Chair of the Compensation Committee. When Mr. Mueller was appointed Chairman of the Board on May 15, 2014, Mr. Hagerty resumed his role as independent director and continued as Chair of the Compensation Committee.

(6)	Effective May 15, 2014, Mr. Mueller was appointed Chairman of the Board. He continues his role as Chair of the Audit Committee.

Outstanding Share – Based Awards and Option-Based Awards

Details of share-based and option-based awards granted to directors (who are not also NEOs) that were outstanding as at March 31, 2015 are set forth in the following table:

	Options				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option Expiration Date	Value of unexercised in-the- money options ($)(1)	Number of shares or units shares that have not vested (#)	Market or payout value of share- based awards that have not vested(2)	Market or payout value of vested share-based awards not paid out or distributed
David Martin(3)	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Nancy Knowlton(3)	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Michael J. Mueller(5)	20,000	17.00	July 15, 2015	Nil	Nil	Nil	68,310
Robert C. Hagerty(4)(5)	20,000	17.00	July 15, 2015	Nil	Nil	Nil	68,310
Ian McKinnon	Nil	Nil	Nil	Nil	Nil	Nil	43,910
Gary Hughes	N/A	N/A	N/A	N/A	N/A	N/A	N/A

NOTES:

(1)

All options are priced in U.S. dollars. The value of unexercised in-the-money options at year end is based on the per-share closing price of a Common Share on the NASDAQ on March 31, 2015, which was $1.22. “In- the-money” means the amount by which the per-share market price of a Common Share on that date exceeded the per-share option exercise price.

(2)	All share-based awards are in U.S. dollars. The market value of the DSUs and RSUs are based on the per- share closing price of a Common Share on the NASDAQ on March 31, 2015, which was $1.22.
(3)

Mr. Martin and Ms. Knowlton, being non-independent directors, did not receive any compensation for serving as directors for fiscal 2015. Mr. Martin and Ms. Knowlton resigned from the board on April 17, 2014.

(4)

On April 17, 2014, Mr. Hagerty was appointed by the Board of Directors as Acting Chairman in addition to continuing as Chair of the Compensation Committee. When Mr. Mueller was appointed Chairman of the Board on May 15, 2014, Mr. Hagerty resumed his role as independent director and continued as Chair of the Compensation Committee.

(5)	Effective May 15, 2014, Mr. Mueller was appointed Chairman of the Board. He continues in his role as Chair of the Audit Committee.

Incentive Awards – Value Vested or Earned During the Year

The following table provides information on the value of vested options and share-based awards as well as non-equity compensation paid to the directors (who were not also NEOs) during the fiscal year ended March 31, 2015.

Name	Options – Vested Value vested during the year ($)(1)		Share-based awards Value vested during the year ($)		Non-equity incentive plan compensation – Value earned during the year ($)
David Martin(2)	Nil		69,301	(3)	N/A
Nancy Knowlton(2)	Nil		69,301	(3)	N/A
Michael J. Mueller(5)	Nil	(6)	36,265	(7)	Nil
Robert C. Hagerty(4)(5)	Nil	(6)	36,265	(7)	Nil
Ian McKinnon	N/A		36,265	(7)	Nil
Gary Hughes	N/A		N/A		N/A

NOTES:

(1)

The value of vested options was calculated using the closing per-share price of a Common Share on the NASDAQ on the vesting date, and it reflects the amount by which such per-share price exceeded the per- share option exercise price. The value of options that were “out-of-the-money” is nil as the per-share market value of the Common Shares underlying the options was less than the per-share option exercise price.

(2)

Mr. Martin and Ms. Knowlton, being non-independent directors, did not receive any compensation for serving as directors for fiscal 2015. Mr. Martin and Ms. Knowlton resigned from the board on April 17, 2014.

(3)

This represents the value of RSUs vested and paid during fiscal 2015. The RSUs that vested were settled in Common Shares, the value of which is based on the closing per-share price of a Common Share on the vesting dates.

(4)

On April 17, 2014, Mr. Hagerty was appointed by the Board of Directors as Acting Chairman in addition to continuing as Chair of the Compensation Committee. When Mr. Mueller was appointed Chairman of the Board on May 15, 2014, Mr. Hagerty resumed his role as independent director and continued as Chair of the Compensation Committee.

(5)	Effective May 15, 2014, Mr. Mueller was appointed Chairman of the Board. He continues in his role as Chair of the Audit Committee.

(6)

One-quarter of the options issued to Messrs. Hagerty and Mueller at the time of the IPO pursuant to the Equity Incentive Plan vested during fiscal 2015. Since July 2010, no option grants have been awarded to the other independent directors of the Corporation. All options that vested during fiscal 2015 were “out-of-the- money,” as at all times during fiscal year 2015 the per-share market value of the Common Shares underlying the options was less than the per-share option exercise price.

(7)

The share-based awards issued to the independent directors not affiliated with a Shareholder pursuant to the Equity Incentive Plan are DSUs and are for the purposes of this table considered to be fully vested during fiscal 2015 but are not paid out until the resignation or death of a director.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The Equity Incentive Plan is the only equity compensation plan where the Corporation has outstanding Common Shares authorized for issuance. The following table sets forth information with respect to the awards outstanding under the Equity Incentive Plan as at March 31, 2015.

Plan Category	Number of Common Shares to be Issued Upon Exercise of Outstanding Awards (a)	Weighted- Average Exercise Price of Outstanding Options ($)		Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding Securities Reflected in Column (a))
Equity compensation plans approved by securityholders	Options 4,968,860	$3.67 N/A	(1)	5,131,188	(2)
	RSUs, DSUs & PSUs 4,562,862	—		—

Equity compensation plans not approved by securityholders	—	—		—

Total	9,531,722			5,131,188

NOTES:

(1)	All options are priced in U.S. dollars.
(2)	This is the aggregate number of Common Shares available for issuances of options, RSUs, PSUs and DSUs.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the current or former directors or executive officers of the Corporation or any associate of any such director or executive officer is or has been indebted to the Corporation or any of its subsidiaries at any time during the fiscal year ended March 31, 2015 nor is any debt of such person guaranteed by the Corporation or any of its subsidiaries.

MAJORITY VOTING FOR ELECTION OF DIRECTORS

On June 15, 2015, the Board unanimously adopted a majority voting policy in respect of election of directors at any meeting of the Corporation’s shareholders where an “uncontested election” of directors is held. Pursuant to the majority voting policy, if a director receives more withheld votes than for votes, the director is required to immediately tender an offer or his or her resignation to the Chairman of the Board following the applicable meeting of the Corporation’s shareholders.

Following receipt of an offer of resignation tendered pursuant to the policy, the CG&N Committee shall consider whether or not to accept the offer of resignation and shall recommend to the Board whether or not to accept the offer of resignation.

Within 90 days following the applicable meeting of the Corporation’s shareholders, the Board shall make its decision regarding acceptance of an offer of resignation. The resignation will be effective when accepted by the Board. If an offer of resignation is accepted, a new director may be appointed to fill the Board vacancy created by the resignation or the Board may reduce its size.

A director who tenders his or her offer of resignation pursuant to the majority voting policy may not participate in any meeting of the CG&N Committee or any Board meeting at which his or her offer of resignation is to be considered.

Following the decision of the Board to accept or to reject an offer of resignation pursuant to the majority voting policy, the Corporation will issue a press release with the Board’s decision. If the Board determines not to accept an offer of resignation, the news release shall fully state the reasons for that decision.

STATEMENT OF CORPORATE GOVERNANCE

Pursuant to NI 58-101, the Corporation is required to disclose certain information relating to its corporate governance practices. This information is set forth below.

Board of Directors

The Board has determined that a majority, i.e., four of the five directors proposed for election herein, are “independent”, within the meaning of NI 58-101 and the NASDAQ rules. The four independent directors proposed for election are Michael J. Mueller, Robert C. Hagerty, Ian McKinnon and Gary Hughes. As a result of his employment with the Corporation, Mr. Gaydon is not considered to be independent of the Corporation.

The following directors of the Corporation currently serve on the board of directors of other issuers that are reporting issuers (or the equivalent) which are set out below:

Director	Reporting Issuer
Robert C. Hagerty	Plantronics, Inc. icontrol Networks, Inc.

Gary Hughes	J. Sainsbury plc Premier Farnell plc Matomy Media Group plc The People’s Operator plc

Ian McKinnon	Constellation Software Inc.

The independent members of the Board have regular meetings without management and non-independent directors as standard practice by typically conducting in camera sessions in conjunction with each Board meeting. Messrs. Mueller, Hagerty and McKinnon, the independent members, who comprise the committee membership of each of the committees established by the Board, conduct in camera sessions involving just the committee members at each such committee meeting as well. The independent members also engage in informal meetings among themselves from time to time as is deemed necessary or prudent.

In addition, the independent members of the Board are authorized to retain independent financial, legal and other experts or advisors as required whenever, in their opinion, matters come before the Board or any committee which require an independent analysis by the independent members of the Board or any committee. The Board has also established a Whistleblower Policy.

Mr. Martin, the former Chairman of the Corporation, resigned from the Board on April 17, 2014 and Mr. Hagerty was appointed by the Board as Acting Chairman of the Board. Effective May 15, 2014, Mr. Mueller was

appointed Chairman of the Board. The role of the chairman of the Board includes ensuring that the Board discharges its duties to the Corporation and its Shareholders, chairing all meetings of the Board, encouraging open and frank discussion among the directors of the Corporation and setting the agendas for the meetings of the Board and its committees in consultation with the Chief Executive Officer of the Corporation. See also the corporate governance practices of the Corporation described under “Position Descriptions” of this Information Circular, below, for further details of the role and responsibilities of the chairman of the Board.

Meetings of the Board and the Committees of the Board

The following tables summarize the meetings of the Board and its committees held for the twelve-month period ending March 31, 2015 and the attendance of individual directors of the Corporation at such meetings.

Type of Meeting Held	Number of Meetings
Board	10
Audit Committee	4
Compensation Committee	5
CG&N Committee	5

Director	Committee Membership	Committee Meetings Attended	Board Meetings Attended
Michael J. Mueller	Audit Committee (Chair) Compensation Committee Corporate Governance & Nominating Committee	4/4 5/5 5/5	10/10

Robert C. Hagerty	Audit Committee Compensation Committee (Chair) Corporate Governance & Nominating Committee	4/4 5/5 5/5	10/10

Ian McKinnon	Audit Committee Compensation Committee Corporate Governance & Nominating Committee (Chair)	4/4 5/5 5/5	9/10

Neil Gaydon	None	n/a	10/10

Gary Hughes	None	n/a	10/10

Mandate of the Board

The fundamental responsibility of the Board is to appoint a competent executive team and to oversee the management of the business, with a view to maximizing Shareholder value and ensuring corporate conduct in an ethical and legal manner through an appropriate system of corporate governance and internal control. The Board has adopted a charter to assist it in supervising the management of the Corporation’s business and affairs.

The Board meets frequently and is comprised of individuals with considerable experience as directors of public companies and in respect of corporate governance. The agenda for each Board meeting is carefully planned and set by the Chairman of the Board working in conjunction with the Board and the CEO of the Corporation. Each of the committees of the Board has specific responsibilities delineated in the terms of reference or charter established for each respective committee, such terms of reference or charter having been approved by the Board in each case. The charter of the Board is attached as Appendix A to this Information Circular.

Position Descriptions

The Board has developed and implemented a written position description for each of the Chairman, the CEO and charters for each of the Board committees.

The Chairman for the year ended March 31, 2014 was David Martin. Mr. Martin resigned from the Board on April 17, 2014 and Mr. Hagerty, the former Lead Director of the Corporation, was appointed by the Board as

Acting Chairman of the Board. Effective May 15, 2014, Mr. Mueller was appointed Chairman of the Board. As Chairman, Mr. Mueller has responsibility for effectively managing the affairs of the Board and ensuring it is properly constituted and organized. For purposes of the NASDAQ rules and Applicable Securities Laws, Mr. Mueller is deemed to be an independent director.

The terms of reference or the charter of each of the Audit Committee, the CG&N Committee, and the Compensation Committee describe certain of the responsibilities of the chairman of each of these committees. The primary role of the chairman of each such committee is managing the affairs of the committee, including ensuring the committee is organized properly, functions effectively and meets its obligations and responsibilities. The chairman of the Audit Committee also maintains ongoing communications with the Corporation’s external auditors in order to lead the committee in performing its oversight and other audit-related functions. For further information regarding the Audit Committee, including the relevant education and experience of the committee members, see the Corporation’s Annual Report for the fiscal year ended March 31, 2015 which is incorporated by reference into, and forms an integral part of, this Information Circular.

Orientation and Continuing Education

Director orientation and continuing education is conducted by the CG&N Committee and by the entire Board. All newly elected or appointed directors are provided with a comprehensive orientation on all aspects of the business and operations by executive management. This includes familiarization with the reporting structure, strategic plans, significant financial, accounting and risk issues, compliance programs, policies and management, and the external auditor. Existing directors are periodically updated in respect of these matters.

For the purposes of orientation, new directors are given the opportunity to meet with members of the executive management team to discuss the Corporation’s business and activities. Corporate policies, board/committee charters and other relevant governance related documents are also provided to new directors. The orientation program is designed to assist the directors in fully understanding the nature and operation of the business, the role of the Board and its committees, and the contributions that individual directors are expected to make.

Ethical Business Conduct

The Board has adopted a code of conduct that applies to all the directors, officers and employees, as well as a code of ethics for the Chief Executive Officer and senior financial officers. Upon written request delivered to the Corporation’s offices at 3636 Research Road N.W., Calgary, Alberta, T2L 1Y1, Attention: Investor Relations, the Corporation will promptly provide a copy of the aforementioned codes free of charge to any Shareholder of the Corporation.

A copy of the relevant code has been provided to each of the directors, officers and employees, and each such person is required to acknowledge annually that he or she has read and will abide by the provisions of the relevant code and has disclosed any transactions or matters of potential conflict. A copy of the relevant code will be provided to each new director, officer and employee, and each such person will be required to acknowledge that he or she has read the relevant code before commencing activities as a director, officer, or employee, as the case may be.

The Board is responsible for determining appropriate actions to be taken in the event of violations of either code. Such actions will be reasonably designed to deter wrongdoing and to promote accountability for adherence to each code.

The Corporation has also adopted a statement of policy regarding insider trading and confidentiality that prohibits personnel from trading in securities of the Corporation while in possession of non-public material information or of any other company while in possession of non-public material information regarding that company, which knowledge was obtained in the course of employment with the Corporation.

Corporate Governance and Nominating Committee

The CG&N Committee is composed of Messrs. McKinnon, Mueller and Hagerty, all of whom are independent within the meaning of NI 58-101.

The CG&N Committee will assist the Board in carrying out its responsibilities by reviewing corporate governance and nomination issues and making recommendations to the Board as appropriate. The CG&N Committee will be responsible for identifying individuals qualified to become directors, recommending to the Board proposed nominees for election to the Board and overseeing the Board’s overall approach to governance, Board processes and leadership. In identifying potential Board members, the CG&N Committee will consider, among other things, the competencies and skills the Board as a whole should possess, criteria for candidates after considering the competencies and skills of existing directors, and the competencies and skills of each potential new nominee.

Specific responsibilities of the CG&N Committee include:

•	acting in an advisory capacity to the Board on corporate governance and director succession issues;

•	recommending suitable candidates for nomination for election as directors; and

•

developing, maintaining, monitoring and updating as may be required by the Insider Trading and Disclosure Policies and comparable governance-related policies as may be determined by the Board or the committee to be appropriate.

Compensation Committee

The Compensation Committee is currently composed of Messrs. Hagerty, Mueller and McKinnon, all of whom are independent within the meaning of NI 58-101.

The Compensation Committee acts on behalf of the Board in all matters pertaining to the appointment, compensation, benefits and termination of members of the senior management team. The Compensation Committee reviews the goals and objectives relevant to the compensation of the senior management team, as well as the annual salary, bonus, pension, severance and termination arrangements and other benefits, direct and indirect, of the senior management team, and makes recommendations to the Board and/or management, as appropriate.

Specific responsibilities of the Compensation Committee include:

•

reviewing management succession plans and processes of the CEO, the CFO, the Chief Technology Officer, the President of the Education Business Unit and the President of the Enterprise Business Unit (which, as of April 1, 2015, are now titled the Solutions and kapp Business Units, respectively) and all other executives that report directly to the CEO as well as any other senior employees designated for this purpose by the committee from time to time and making recommendations to the Board and/or management as appropriate (no other senior employees have been so designated by the committee as of March 31, 2015);

•

reviewing the annual salary, bonus, pension, severance and termination arrangements and other benefits, direct and indirect, of the executive management team and making recommendations to the Board and/or management as appropriate;

•

reviewing and approving (or in the discretion of the Compensation Committee, making recommendation to the Board) recommendations concerning the operation of employee compensation plans, including the terms, eligible participants, vesting, price and incentive targets and the exercise of any discretion provided in these plans;

•	providing recommendation to the board relative to the administering and granting options, awards or rights pursuant to any stock option, purchase plan or incentive plan; and

•

reviewing any proposed disclosure relating to executive compensation. In particular, reviewing, commenting on and approving the statement of Executive Compensation (including the Compensation Discussion and Analysis and related tables) and recommending it to the Board for inclusion in this Information Circular prepared for the annual meeting of Shareholders.

Assessments

The CG&N Committee is responsible for making regular assessments of the overall performance, effectiveness and contribution of the Board and each committee, the Chairman of the Board, each committee chairman and each director, and reporting on such assessments to the Board. The objective of the assessments is to ensure the continued effectiveness of the Board in the execution of its responsibilities and to contribute to a process of continuous improvement. In addition to any other matters the CG&N Committee deems relevant, the assessments will consider in the case of the Board or a committee, the applicable mandate or charter, and in the case of individual directors, the applicable position descriptions, as well as the competencies and skills each individual director is expected to bring to the Board.

Director Term Limits

The Board has not adopted a term limit for Board membership or a mandatory retirement age. The Board believes that the imposition of such limits can result in the loss of experience, perspective and continuity as well as the arbitrary termination of an individual director’s positive contributions. Additionally, as the Corporation has only been a public entity since July 2010, no current director has more than five years tenure; which makes the consideration of a term limit not a priority for the Board at this time.

Policies Regarding the Representation of Women on the Board

The Corporation does not have a formal policy regarding the representation of women on the Board. The Board is of the view that since the Company is at a crucial point in delivering its turnaround strategy, there is no need to increase the size or change the composition of the Board at this time and as such there is no compelling requirement for an explicit policy regarding women representation on the Board.

Consideration of the Representation of Women in the Director Identification and Selection Process

While the Board does not currently have a female member, the Board believes that all due regard will be given to not only a candidate’s credentials, experience and ability, but that the diversity needs of the Board will also be considered in the selection and nomination of a director should a replacement or additional appointment be made.

Consideration Given to the Representation of Women in Executive Officer Appointments

The Corporation monitors the composition of women on the executive management team and takes gender diversity into account when searching for a new executive or when promoting from within the organization.

Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

The Corporation has not established targets regarding women on the Board or in executive officer positions. As opportunities for such roles arise, the Corporation will consider gender diversity as one of the factors it considers but does not feel that it is necessary to set definitive targets at this time.

Number of Women on the Board and in Executive Officer Positions

As at June 15, 2015, the Corporation does not have any women on the Board and 22.2% (2 of 9) of its executive management team are women.

AUDIT COMMITTEE DISCLOSURE

Information regarding the Audit Committee is disclosed in the Annual Report, which is incorporated by reference into, and forms an integral part of, this Information Circular. The Annual Report is available on SEDAR at www.sedar.com and is also available on EDGAR at www.sec.gov. Upon written request delivered to the Corporation’s offices at 3636 Research Road N.W., Calgary, Alberta, T2L 1Y1, Attention: Investor Relations, the Corporation will promptly provide a copy of the Annual Report free of charge to any Shareholder of the Corporation.

INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of any of the insiders, any proposed nominee for election as a director, or any associate or affiliate of such persons, in any transaction since the fiscal year ended March 31, 2014 or in any proposed transaction which has materially affected or would materially affect the Corporation or any of the subsidiaries, except as disclosed elsewhere in this management information circular.

OTHER MATTERS

Management knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the notice of the annual general meeting. If any other matter properly comes before the Meeting, the proxy will be voted on those matters in accordance with the best judgment of the person voting the proxy.

ADDITIONAL INFORMATION

Additional financial information regarding the Corporation’s business is contained in the audited consolidated financial statements and management’s discussion and analysis for the fiscal year ended March 31, 2015. These statements and all the continuous disclosure documents submitted to the various regulatory bodies, including the TSX and NASDAQ, in compliance with Applicable Securities Laws can be found on SEDAR at www.sedar.com. Additional information may also be obtained by contacting the Corporation at its offices located at 3636 Research Road N.W., Calgary, Alberta, T2L 1Y1, Attention: Investor Relations.

APPENDIX A – BOARD OF DIRECTORS’ CHARTER

GENERAL

The fundamental responsibility of the board of directors (the “Board”) of SMART Technologies Inc. (the “Company”) is to appoint a competent executive team and to oversee the management of the business, with a view to maximizing shareholder value and ensuring corporate conduct in an ethical and legal manner via an appropriate system of corporate governance and internal control.

The Board has adopted this Mandate, which reflects the Company’s commitment to high standards of corporate governance, to assist the Board in supervising the management of the business and affairs of the Company.

The Board collectively should possess a broad range of skills, expertise, industry and other knowledge, and business and other experience useful to the effective oversight of the Company’s business. The Board should be comprised of that number of individuals that will permit the Board’s effective functioning. The appointment and removal of directors shall occur in accordance with the Company’s by-laws.

The Board will in each year appoint a chairman of the Board (the “Chair”) and, if the Chair is not independent, a lead director (“Lead Director”).

SPECIFIC

Composition of the Board

•

The Board shall consist of not less than the minimum and not more than the maximum number of directors as prescribed in the Company’s articles and shall be set from time to time within such limits by resolutions of the shareholders or of the Board as may be permitted by law.

Executive Team Responsibility

•

Appoint the Chief Executive Officer (“CEO”) and senior officers, approve their compensation, and monitor the CEO’s performance against a set of mutually agreed corporate objectives directed at maximizing shareholder value.

•	Satisfy itself as to the integrity of the CEO and other executive officers and ensure that a culture of integrity is maintained throughout the Corporation.

•	In conjunction with the CEO, develop a clear mandate for the CEO, which includes a delineation of management’s responsibilities and a reservation of Board authority.

•	Develop a clear mandate for the Chair and Lead Director, as applicable, and the chair of each Board Committee.

•	Ensure that a process is established that adequately provides for succession planning, including the appointing, training and monitoring of executive management.

•	Establish limits of authority delegated to management.

Operational Effectiveness and Financial Reporting

•	Annual review and adoption of a strategic planning process and approval of an annual corporate strategic plan that takes into account, among other things, the opportunities and risks of the business.

•	Ensure that processes are in place to address applicable regulatory, corporate, securities and other compliance matters.

•	Ensure that the Company operates at all times within applicable laws and regulations.

•	Approve and monitor compliance with significant policies and procedures by which the Company operates.

•	Oversee the establishment and maintenance of an adequate system of internal controls over financial reporting and management information systems.

•	Oversee the establishment and maintenance of adequate disclosure controls and procedures.

•	Ensure that due diligence processes and appropriate controls are in place with respect to applicable certification requirements regarding the Company’s financial and other disclosure.

•

Establish and maintain a process to determine if the Company has a material weakness that must be disclosed in its annual or interim MD&A as required under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”).

•

Oversee the establishment of a procedure to ensure the accuracy of the matters certified by the Company’s certifying officers as required under NI 52-109 and make reasonable inquiries to ensure that interim and annual filings are true and accurate in all material respects, do not omit to state a material fact or contain any misrepresentations and ensure that all necessary information as required under NI 52-109 is disclosed in the Company’s interim and annual filings.

•	Review and approve the Company’s financial statements and oversee the Company’s compliance with applicable audit, accounting and reporting requirements.

•	Approve annual operating and capital budgets.

•

Review and consider for approval all material amendments or departures proposed by management from established strategy, capital and operating budgets or matters of policy that diverge from the ordinary course of business.

•	Review operating and financial performance results relative to established strategy, budgets and objectives.

•	Recommend to shareholders the appointment of the Company’s independent auditor, pursuant to the recommendation of the Audit Committee.

•	Monitor the Company’s progress towards its goals and objectives and work with management to revise and alter its direction in response to changing circumstances.

•	Take such action as the Board determines appropriate when the Company’s performance falls short of its goals and objectives or when other special circumstances warrant.

Integrity/Corporate Conduct

•

Approve communications policies to ensure that a system for corporate communications to all stakeholders exists, including processes for consistent, transparent, regular and timely public disclosure, and to facilitate feedback from stakeholders. If practically feasible, as determined by the Board, publicly disseminated materials of the Company shall include a mechanism for feedback of securityholders. Persons designated to receive such information shall be required to provide a summary of the feedback to the directors on a semi-annual basis or at such other more frequent intervals as the Board sees fit.

•

Approve a Code of Conduct for directors, officers, employees, contractors and consultants and a Code of Ethics for CEO and Senior Financial Officers, monitor compliance with the Code of Conduct and the Code of Ethics and approve any waivers of the Code of Conduct and the Code of Ethics for executive officers and directors.

•	Meet without management and non-independent directors from time to time as appropriate.

Board Process/Effectiveness

•	Establish an appropriate system of corporate governance including practices to ensure the Board functions independently of management.

•	Approve the Company’s policies and charters.

•

Ensure that Board materials are distributed to directors in advance of regularly scheduled meetings to allow for sufficient review of the materials prior to the meeting. Directors are expected to attend all meetings.

•	Approve the nomination of directors.

•	Determine Board member qualifications and regularly assess the competencies and skills each individual director is expected to bring to the Board.

•	Provide a comprehensive orientation to each new director.

•	In consultation with the Corporate Governance and Nominating Committee, establish and maintain an orientation program for new directors and a continuing education program for all directors.

•	Establish committees and approve their respective mandates and the limits of authority delegated to each committee. Assess the suitability of their mandates at least annually.

•	Establish appropriate practices for the regular evaluation of the effectiveness of the Board, its committees and its members. Assess the effectiveness of the committees at least annually.

•	Develop and maintain a Board succession plan that is responsive to the needs of the Company and the interests of its shareholders.

•

Establish suitable arrangements for directors’ compensation to ensure that it properly reflects the contributions expected from directors and the responsibilities and risks involved in being a director.

Reporting and Communication

The Board has the responsibility to:

•	verify that the Company has in place policies and programs to enable the Company to communicate effectively with its shareholders, other stakeholders and the public generally;

•	verify that the financial performance of the Company is reported to shareholders, other securityholders and regulators on a timely and regular basis;

•	verify that the financial results are reported fairly and in accordance with generally accepted accounting principles (including International Financial Reporting Standards as applicable); and

•	verify the timely reporting of any other developments that have a significant and material impact on the value of the Company in accordance with the Company’s Disclosure Policy.

Directors’ Responsibilities

Directors must act honestly and in good faith with a view to the best interests of the Company. Directors must exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In order to fulfill their responsibilities, each director is expected to:

•	participate, with management, in developing a multi-year strategic plan and annual business plans and approve such plans;

•

develop and maintain a thorough understanding of the Company’s operational and financial objectives, financial position and performance and the performance of the Company relative to its principal competitors;

•	ensure that the Company’s activities are at all times conducted in accordance with the purpose of the Company, its strategic plan and operating policies;

•	diligently prepare for each meeting, including reviewing all meeting materials distributed in advance;

•	actively and constructively participate in each meeting, including seeking clarification from management and outside advisors where necessary to fully understand the issues under consideration;

•	engage in continuing education programs for directors, as appropriate; and

•	diligently attend meetings of the Board and any committee of which he or she is a member.

Managing Risk

The Board has the responsibility to:

•

identify and understand the principal risks of the business in which the Company is engaged, to achieve a proper balance between risks incurred and the potential return to shareholders, and to confirm that systems are in place to effectively monitor and manage those risks with a view to the long-term viability of the Company;

•	review and assess the adequacy of the Company’s risk management policies, systems, controls and procedures with respect to the Company’s principal business risks; and

•

review the amount and terms of any insurance to be obtained or maintained by the Company with respect to risks inherent in its operations and potential liabilities incurred by the directors or officers in the discharge of their duties and responsibilities.

Other Directorships and Significant Activities

The Company values the experience directors bring from other boards on which they serve and other activities in which they participate, but recognizes that those boards and activities also may present demands on a director’s time and availability and may present conflicts or legal issues, including independence issues. No director should serve on the board of a competitor or of a regulatory body with oversight of the Company. Each director should, when considering membership on another board or committee, make every effort to ensure that such membership will not impair the director’s time and availability for his commitment to the Company. Directors and Company officers must first notify and request approval from the Corporate Governance and Nominating Committee before accepting membership on other public or private company boards of directors (except for non-profit entities) or any audit committee or other significant committee assignment on any other board of directors, or establishing other significant relationships with businesses, institutions, governmental units or regulatory entities, particularly those that may result in significant time commitments or a change in the individual’s relationship to the Company. The individual shall fully disclose the name of the Company and provide a description of the type and nature of business(es) they operate or are associated with. The Corporate Governance and Nominating Committee will consider the facts and circumstances that it deems relevant concerning the opportunity and will make a recommendation to the Board about whether that director or officer, as the case may be, may accept such membership, assignment or undertake such relationship. The Board will then make its final determination after consideration of such recommendation.

Other Activities

The Board may exercise or delegate any other powers consistent with this charter, the Company’s articles and by-laws, the Company’s policies, the Business Corporations Act (Alberta) and any other governing laws, as the Board deems necessary or appropriate, in accordance with the Company’s Delegation of Authority Policy.

Board Committees

The Board shall at all times maintain: (a) an Audit Committee; (b) a Compensation Committee; and (c) a Corporate Governance and Nominating Committee. Each such committee must operate in accordance with the by-laws, applicable law, its committee charter and the applicable rules of any stock exchange on which the shares of the Company are traded. The Board may also establish such other committees as it deems appropriate and delegate to such committees such authority permitted by its by-laws and applicable law and in accordance with the Company’s Delegation of Authority Policy, as the Board sees fit. The purpose of the Board committees is to assist the Board in discharging its responsibilities. Notwithstanding the delegation of responsibilities to a Board committee, the Board is ultimately responsible for matters assigned to the committees for determination. The responsibilities of the foregoing committees shall be as set forth in the mandates for these committees as prescribed from time to time by the Board. Appointment of members to committees shall be the responsibility of the Board, having received the recommendation of the Committee, based upon consultations with the directors of the Board. In this regard, consideration should be given to rotating committee members from time to time and to the special skills of particular directors.

Independent Advice

In discharging its mandate, the Board shall have the authority to retain (and authorize the payment by the Company of) and receive advice from special legal, accounting or other advisors as the Board determines to be necessary to permit it to carry out its duties.

APPENDIX B – EMPLOYEE SHARE OWNERSHIP PLAN

SMART TECHNOLOGIES INC.

EMPLOYEE SHARE OWNERSHIP PLAN

1.	PURPOSE

The purpose of the Plan is to provide Employees with an opportunity to purchase Shares, thereby encouraging Share ownership and enhancing the Corporate Group’s ability to attract, retain and motivate Employees.

Participation in the Plan is entirely voluntary. No Employee is obliged, as a term or condition of employment or otherwise, to participate in the Plan, and failure to participate shall not in any way affect employment.

2.	DEFINITIONS

2.1	Where used herein, the following terms shall have the following meanings, respectively:

(a)

“Administrative Agent” means such independent person or company as may, from time to time, be appointed or designated by the Corporation and with whom the Corporation shall enter into a services agreement with respect to the administration of the Plan;

(b)	“Affiliate” has the meaning ascribed thereto under the Securities Act (Alberta);

(c)

“Black-Out Period” means any period during which trading of Shares by certain persons is restricted pursuant to the Corporation’s policies, corporate governance practices and/or restrictions as may be established by the Board from time to time;

(d)	“Board” means the board of directors of the Corporation, as constituted from time to time;

(e)

“Brokerage Agent” means such person or company as may, from time to time, be appointed or designated by the Administrative Agent and with whom the Administrative Agent shall enter into an agreement to perform brokerage functions in executing the securities transactions and custodial services in respect of the assets under the Plan;

(f)	“Business Day” means:

(i)	if the Shares are then listed and posted for trading on the TSX, a day on which the TSX is open for trading;

(ii)	if the Shares are not then listed and posted for trading on the TSX, but are listed and posted for trading on another exchange, a day on which such exchange is open for trading; and

(iii)

if the Shares are not listed and posted for trading on any stock exchange, a day that is not a Saturday, Sunday or legal holiday in the City of Calgary, Alberta and on which the head office of the Corporation is open for business;

(g)	“Calendar Year” means a period of twelve (12) consecutive months commencing on the first day of January and ending on the last day of December;

(h)	“Contribution Period” means the period beginning on any Payroll Date and ending on the day immediately prior to the next Purchase Date;

(i)	“Corporate Group” means, collectively, the Corporation and its Affiliates;

(j)	“Corporation” means SMART Technologies Inc. and includes any corporate successors and assigns thereto;

(k)	“Current Market Price” means:

(i)

if the Shares are then listed and posted for trading on the TSX, the average price per Share based on the aggregate proceeds of sale received by the Brokerage Agent during the period the applicable Shares are sold on the TSX pursuant to the transaction(s) undertaken by the Brokerage Agent as contemplated by the Plan;

(ii)

if the Shares are not then listed and posted for trading on the TSX, but are listed and posted for trading on another exchange, the average price per Share based on the aggregate proceeds of sale received by the Brokerage Agent during the period the applicable Shares are sold on such other exchange pursuant to the transaction(s) undertaken by the Brokerage Agent as contemplated by the Plan; and

(iii)

if the Shares are not listed and posted for trading on any stock exchange, or if no Shares are sold by the Brokerage Agent on a relevant exchange on a relevant date, the price per Share determined by the Board, acting reasonably;

(l)	“Effective Date” means such date following the annual meeting of Shareholders held August 6, 2015 on which the Board decides to implement the Plan;

(m)

“Eligible Earnings” means the pre-tax base salary earnings received by an Employee from his Employer but, for greater certainty, does not include, without limitation, bonus payments, incentive payments, disability insurance proceeds, or any amount paid in respect of perquisites or benefits;

(n)

“Employee” means an employee of any member of the Corporate Group, residing in Canada or the United States, who is employed or provides services as a permanent full-time employee, or permanent part-time employee, in each case for an average of not less than twenty (20) hours per week, but does not, unless otherwise determined by the President and Chief Executive Officer of the Corporation in his sole discretion, include a consultant, a temporary, seasonal or casual employee, a director of the Corporation (unless that director is also employed as a permanent full-time employee or a permanent part-time employee of a member of the Corporate Group) or any officer of the Corporation or SMART Technologies ULC;

(o)	“Employer” means the member of the Corporate Group which is the employer of the Participant at the time a Personal Contribution in respect of such Participant is made;

(p)	“Employer Contribution Withdrawal” has the meaning ascribed thereto in Subsection 10.3;

(q)	“Employer Contributions” means cash contributions made by an Employer for the benefit of a Participant pursuant to Section 6 of the Plan;

(r)	“Enrolment Date” means, in respect of a Participant, the initial Purchase Date on which Shares are acquired on behalf of the Participant pursuant to the Plan;

(s)

“Enrolment Year” means, in respect of a Participant, a period of twelve (12) consecutive months commencing, initially, on the Participant’s Enrolment Date and thereafter on the annual anniversary of such Enrolment Date;

(t)	“Insider” means an “insider” as defined in the TSX Company Manual;

(u)

“Issue Price” means: (i) in respect of Shares issued from the treasury of the Corporation pursuant to the terms of the Plan, the volume-weighted average price per Share paid for on the TSX for the five Trading Days immediately preceding the relevant date; and (ii) in respect of Shares purchased on the open market from time to time pursuant to the terms of the Plan, the volume-weighted average price per Share paid for such Shares, provided that if the Shares are not listed on any stock exchange, the price per Share shall be determined by the Board, acting reasonably;

(v)

“Leave of Absence” means any period during which, pursuant to the prior written approval of his Employer (including pursuant to a policy of the Employer or Corporate Group applicable to the Employee), a Participant is considered to be on an approved leave of absence and does not provide any services to his Employer or any other member of the Corporate Group including, without limitation, maternity or parental leave, long term disability, short term disability, an apprenticeship, a workers’ compensation board leave or an unpaid leave, but excluding vacations taken in accordance with the applicable vacation policies of the Participant’s Employer;

(w)	“Leave of Absence Earnings” means the Eligible Earnings received by an Employee from his Employer during a Leave of Absence;

(x)	“Non-Plan Account” has the meaning ascribed thereto in Subsection 10.2;

(y)	“Participant” means an Employee who has enrolled in the Plan pursuant to Subsection 4.1 and who remains eligible to participate in the Plan, in accordance with the provisions of the Plan;

(z)	“Payroll Date” means the Business Day on which an Employer pays its Employees;

(aa)

“Personal Account” means the account maintained for record keeping purposes by the Administrative Agent in the name of a Participant for Employer Contributions and Personal Contributions, which consists of the aggregate of the Participant’s Standard Account, and, if applicable, the Participant’s RRSP Account and TFSA Account;

(bb)	“Personal Contribution Withdrawal” has the meaning ascribed thereto in Subsection 10.2;

(cc)	“Personal Contributions” means the cash contributions made by a Participant by payroll deduction pursuant to Section 5;

(dd)	“Plan” means the SMART Technologies Inc. Employee Share Ownership Plan set out in this document, as the same may be amended or varied from time to time;

(ee)

“Purchase Date” means: (i) the date on which the Brokerage Agent commences open market purchases of Shares; or (ii) the date the Administrative Agent purchases Shares from treasury of the Corporation, such date to be the first Trading Day following a Payroll Date on which the Personal Contributions and Employer Contributions have transferred to the Administrative Agent;

(ff)	“Qualified Investment” means any property which is a “qualified investment”, within the meaning of the Tax Act, for a trust governed by a RRSP or a TFSA;

(gg)	“Retirement” means the retirement of an Employee as determined by the Corporation in its sole discretion;

(hh)	“RRSP” means a trust governed by a Registered Retirement Savings Plan established in compliance with the Tax Act;

(ii)	“RRSP Account” means an account of a Participant in the RRSP Plan which may be established in accordance with Subsection 7.3;

(jj)	“RRSP Plan” means the group RRSP which may be established by the Corporation and the Trustee;

(kk)

“Share” means a common share in the capital of the Corporation and such other security as may be substituted for it as a result of amendments to the articles of the Corporation, an arrangement, a reorganization or otherwise, including any rights that form a part of the share or substituted security;

(ll)	“Shareholder” means a holder of Shares;

(mm)	“Standard Account” means an account of a Participant in the Plan that is neither a RRSP Account nor a TFSA Account;

(nn)	“Tax Act” means the Income Tax Act (Canada), including the regulations promulgated thereunder, as amended from time to time;

(oo)	“TFSA” means a trust governed by a Tax-Free Savings Account established in compliance with the Tax Act;

(pp)	“TFSA Account” means an account of a Participant in the TFSA Plan which may be established in accordance with Subsection 7.3;

(qq)	“TFSA Plan” means the group TFSA which may be established by the Corporation and the Trustee;

(rr)	“Trading Day” means a Business Day that does not fall within a Black-Out Period;

(ss)	“Transfer Agent” means Computershare Trust Company of Canada or such other trust company as may from time to time be appointed by the Corporation to act as transfer agent for the Corporation;

(tt)	“Trustee” means such trust company as may from time to time be appointed by the Corporation to act as trustee for the RRSP Plan and/or the TFSA Plan;

(uu)	“TSX” means the Toronto Stock Exchange;

(vv)

“U.S. Employee” means an Employee who is a citizen or resident of the United States within the meaning of Section 7701(a)(30)(A) of the United States Internal Revenue Code of 1986, as amended, provided that any individual who, at the time he performs services for a member of the Corporate Group, is classified by such member as an independent contractor or as having any status other than a common-law employee for employment tax purposes under the laws of the United States shall not be considered a U.S. Employee, regardless of any subsequent employment, retroactive reclassification or retroactive treatment of such individual as a common-law employee;

(ww)	“U.S. Participant” means a U.S. Employee who is a Participant; and

(xx)	“U.S. Participant Supplement” means the supplement to the Plan provided to U.S. Participants.

2.2

Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing a male person include a female person and a corporation and other bodies corporate.

2.3	Captions and headings used in the Plan are included for convenience of reference only and shall not be used in interpreting the provisions of the Plan.

2.4	All monetary amounts referred to in the Plan shall be construed as being expressed, and shall, where applicable, be paid, in the lawful currency of Canada.

2.5	Any reference in the Plan to activities by the Corporation means action by or under the authority of the Board.

2.6

In the event of any inconsistency between the Plan and the U.S. Participant Supplement, the terms and conditions of the U.S. Participant Supplement shall control with respect to participation in the Plan by U.S. Employees.

3.	ELIGIBILITY

3.1

All Employees are eligible to participate in the Plan, subject to applicable law, and in the case of U.S. Employees, the U.S. Participant Supplement. Except as provided for in the U.S. Participant Supplement or as consented to by the Corporation, Participants who are on a Leave of Absence will be suspended from participation in the Plan during such Leave of Absence, except for Participants who are on a Leave of Absence but are receiving Leave of Absence Earnings. A Participant on a Leave of Absence shall be eligible to continue to participate in the Plan for the period of time that the Participant is receiving Leave of Absence Earnings. If the Participant ceases to receive Leave of Absence Earnings, the Participant will be suspended from participation in the Plan until the Participant returns to active employment with a member of the Corporate Group upon the completion of the Leave of Absence. The Corporation shall have the right at its sole discretion to waive or modify the eligibility requirements to permit any Employee to become a Participant or to deny eligibility to any Employee.

4.	ENROLMENT IN THE PLAN

4.1

To enrol in the Plan, an Employee who is eligible to become a Participant in accordance with the provisions of Section 3 must complete an enrolment notice in the form prescribed and administered by the Administrative Agent authorizing the Employer to deduct from the Employee’s Eligible Earnings the amount designated by the Employee in accordance with Subsection 5.1 (unless and until such authorization is changed or suspended in accordance with the Plan) and agreeing to the terms and conditions of the Plan.

An Employee may enrol in the Plan as a Participant at any time following the Effective Date, except during a Black-Out Period or during a period within which a Participant has knowledge of material undisclosed information regarding the Corporation, such enrolment to take effect as soon as reasonably possible following the date an enrolment notice is provided to the Administrative Agent, in the manner prescribed by the Corporation for this purpose.

4.2

All funds and Shares held by the Administrative Agent or, if applicable, the Brokerage Agent pursuant to the Plan are held on behalf of and for the account of the respective individual Participants. All funds and Shares held by the Trustee pursuant to the RRSP Plan or TFSA Plan, as applicable, are held in trust for the account of the respective individual RRSPs or TFSAs, as applicable, in the RRSP Plan or TFSA Plan, as applicable. A Participant, or his RRSP or TFSA, as applicable, shall be the beneficial owner of all funds contributed and Shares purchased on his behalf.

5.	PERSONAL CONTRIBUTIONS

5.1

Subject to Section 3, a Participant who has elected to make Personal Contributions and has not suspended contributions may make Personal Contributions to the Plan in an amount which is not less than 1% of his Eligible Earnings and not more than 3% of his Eligible Earnings, or such other maximum percentage that the Board may determine, with the actual percentage being as specified in that Participant’s enrolment notice completed pursuant to Subsection 4.1 (as it may be altered from time to time in accordance with Subsection 5.2). The Employer will deduct from the Participant’s Eligible Earnings and remit to the Administrative Agent the amount of that Participant’s Personal Contributions as soon as practicable after each Payroll Date. Until remitted to the Administrative Agent in accordance with this Subsection 5.1, all payroll deductions for Personal Contributions shall be held on behalf of a Participant by the Employer. No interest or other compensation shall be payable on such funds to any Participant.

5.2

Unless consented to by the Corporation, a Participant may only increase or reduce the amount of his Personal Contributions twice per such Participant’s Enrolment Year, provided that such amount is not reduced to nil, the Corporation is not in a Black-Out Period, and such Participant has no knowledge of material undisclosed information regarding the Corporation. A Participant may suspend his Personal Contributions at any time, except during a Black-Out Period or a period within which the Participant has knowledge of material undisclosed information regarding the Corporation. Unless consented to by the Corporation, a Participant that suspends his Personal Contributions shall not be entitled to re-commence Personal Contributions to the Plan for a period of one year from the date that such suspension takes effect pursuant to Subsection 5.3, provided that, for suspensions arising from a Leave of Absence for a period of less than one year, a Participant may re-commence his Personal Contributions as of the first Payroll Date after the Leave of Absence has ended. In order to re-commence Personal Contributions under the Plan, a Participant shall be required to comply with the procedures for enrolment specified in Subsection 4.1 (including, without limitation, designating the amount to be deducted by the Employer from the Employee’s Eligible Earnings (which may or may not be the same amount as deducted prior to the suspension of Personal Contributions by the Participant)). The date that the Participant re-commences Personal Contributions to the Plan pursuant to Subsection 4.1 shall thereafter be deemed to be the Enrolment Date in respect of such Participant.

5.3

Any increase, reduction or suspension of Personal Contributions pursuant to Subsection 5.2 will take effect as soon as reasonably possible following the date such notice is provided to the Administrative Agent, in the manner prescribed by the Administrative Agent for this purpose.

5.4

Personal Contributions not made during a period of suspension of Personal Contributions may not be accumulated or carried forward for later payment. During a period of suspension of an Employee’s Personal Contributions, the Employee will continue to be a Participant and to be eligible to continue to participate in the RRSP Plan and the TFSA Plan, in each case for all purposes other than the making of Personal Contributions and Employer Contributions until that Employee (i) resumes making Personal Contributions pursuant to Subsection 5.2 and Subsection 4.1, (ii) withdraws from the Plan pursuant to Section 10, or (iii) terminates his participation in the Plan pursuant to Section 11.

5.5

Except as otherwise provided for in the U.S. Participant Supplement, no Personal Contributions may be made by a Participant during any period when the Participant is on a Leave of Absence, unless such Participant is on a Leave of Absence and is receiving Leave of Absence Earnings (unless consented to by the Corporation), or at any time following the date of Retirement of the Participant.

6.	EMPLOYER CONTRIBUTIONS

6.1

For any Contribution Period in which a Participant has made a Personal Contribution, the Participant’s Employer will make an Employer Contribution to the Plan for the benefit of that Participant equal to 100% of such Personal Contribution, to a maximum of 3% of the Participant’s Eligible Earnings during the Contribution Period.

6.2

Employer Contributions determined in accordance with Subsection 6.1 will be made on or as soon as practicable after the Payroll Date. The Employer will remit the full amount of Employer Contributions to the Administrative Agent and satisfy any applicable source withholding obligations by making additional deductions from the Participant’s Eligible Earnings which are not being contributed to the Plan. The Employer will remit to the Administrative Agent the amount of its Employer Contributions as soon as practicable after each Payroll Date. Until remitted to the Administrative Agent in accordance with this Subsection 6.2, all Employer Contributions shall be held on behalf of a Participant by the Employer. No interest or other compensation shall be payable on such funds to any Participant.

6.3	Employer Contributions of various members of the Corporate Group may be aggregated and made to the Administrative Agent directly by the Corporation acting as agent for each Employer.

7.	PERSONAL ACCOUNTS

7.1

The Administrative Agent shall establish a Personal Account for each Participant and shall record in that Personal Account the amount of all Personal Contributions made by the Participant and all Employer Contributions made for the benefit of the Participant, the number of Shares purchased for that Personal Account with Personal Contributions, the number of Shares purchased for that Personal Account with Employer Contributions, the amount of funds or number of Shares acquired in any other manner for that Personal Account and the amount of any expenses allocated to that Personal Account.

7.2

The Corporation and the Trustee may establish, at the Corporation’s sole discretion, for the purposes of the Plan, a RRSP Plan and a TFSA Plan on a registered basis pursuant to the Tax Act. At all times that the Shares are Qualified Investments, investments of the RRSP Plan and the TFSA Plan shall be restricted to Shares. If, at any time, the Shares are not Qualified Investments, the Trustee may make investments with funds in the RRSP Plan or TFSA Plan, as applicable, in any manner permitted by applicable law and may make arrangements, upon instruction from the applicable Participant, to dispose of any Shares held in such Participant’s RRSP Account or TFSA Account, as applicable. From time to time, at the Trustee’s request, the Corporation will provide, or arrange to provide, to the Trustee, a legal opinion as to the status of the Shares as Qualified Investments.

7.3

Upon enrolment in the Plan, and if the Corporation has established an RRSP Plan or TFSA Plan, a Participant shall be eligible to establish a RRSP Account in the RRSP Plan and shall thereby join the RRSP Plan and shall be eligible to establish a TFSA Account in the TFSA Plan and shall thereby join the TFSA Plan. If applicable, a Participant may hold any or all of a Standard Account, a RRSP Account, or a TFSA Account.

7.4

A Participant may allocate his Personal Contributions to a Standard Account or, if established, a RRSP or TFSA Account, or a combination thereof, by notice to the Administrative Agent, in the form prescribed thereby from time to time. In the absence of such notice of allocation, all Personal Contributions shall be allocated to the Participant’s Standard Account. Regardless of the Participant’s allocation of his Personal Contributions, Employer Contributions will be allocated solely to the Participant’s Standard Account. A

Participant may change any such allocation of Personal Contributions not more than twice per Enrolment Year (such change to be effective as of the next applicable Payroll Date), by submitting to the Administrative Agent a request in writing in the form provided by the Administrative Agent from time to time.

7.5

By establishing a RRSP Account and/or a TFSA Account, a Participant acknowledges that such accounts are subject to the provisions of the Tax Act, including, without limitation, contribution limits and rules relating to prohibited investments for a RRSP or TFSA. It is the sole responsibility of each Participant to ensure that he does not over-contribute (including, without limitation, by virtue of Personal Contributions) to his RRSP Account or TFSA Account, as applicable, and that any investment therein, including in Shares, does not constitute a “prohibited investment” (within the meaning of the Tax Act) for the RRSP or TFSA, as applicable. No member of the Corporate Group, the Administrative Agent or the Trustee accepts any responsibility or liability for any over-contribution or acquisition of a prohibited investment.

8.	PURCHASE OF SHARES

8.1

Upon receipt of the funds and the information outlined in Subsections 5.1, 6.2 and 7.4, the Administrative Agent will record in each Participant’s Personal Account the amount of that Participant’s Personal Contributions and the amount of any Employer Contributions made for the benefit of that Participant.

8.2	Subject to Subsection 8.5 in the case of open market purchases, on the Purchase Date, the Administrative Agent, at the written direction of the Corporation, shall:

(a)	direct the Brokerage Agent to use all funds received by it from Personal Contributions and Employer Contributions, to purchase, through open market purchases; or

(b)	use all funds received by it from Personal Contributions and Employer Contributions, to purchase from the treasury of the Corporation,

or a combination thereof, as directed by the Corporation, such number of whole Shares at the Issue Price as will utilize all such funds to the greatest extent possible. Each Participant shall thereupon acquire ownership (either in his Standard Account or through a RRSP Account or TFSA Account) of that percentage of the Shares either purchased by the Brokerage Agent in the open market or from treasury of the Corporation determined by dividing: (i) the aggregate amount of the Participant’s Personal Contributions and the Employer Contributions made for his benefit during the preceding Contribution Period that were used to purchase Shares; by (ii) the aggregate Issue Price of all Shares purchased by or at the direction of the Administrative Agent with Personal Contributions and Employer Contributions made during the preceding Contribution Period.

8.3

Subject to Section 8.4, prior to each Purchase Date, the Corporation shall determine if the Shares to which a Participant is entitled shall be issued from treasury and/or acquired through open market purchases.

8.4	If prior to a Purchase Date the Corporation determines that all or a portion of the Shares to which a Participant is entitled shall be issued from treasury, then:

(a)

the Corporation shall in writing advise the Transfer Agent and the Administrative Agent of such determination and the Issue Price therefor, as applicable, showing the number of Shares that shall be issued for the account of each Participant; and

(b)	such Shares shall be issued as fully paid and non-assessable Shares in the capital of the Corporation.

8.5

If open market purchases are made pursuant to Subsection 8.2(a) and, for any reason, the Brokerage Agent is unable to purchase a sufficient number of Shares on a Purchase Date to utilize all Personal Contributions and Employer Contributions received during the preceding Contribution Period, the Brokerage Agent shall purchase Shares as they become available and the Administrative Agent shall allocate the Shares so purchased to each of the Participants’ Personal Accounts in the manner specified in Subsections 8.2 and

8.9. Until such time as such funds are used to purchase additional Shares, they shall be placed on deposit in non-interest-bearing accounts with a Canadian-chartered bank, trust company or other financial institution approved by the Corporation.

8.6

All warrants, options, rights or any other securities (other than Shares), or any dividends of property (other than cash or additional Shares), received by the Brokerage Agent or Administrative Agent in respect of any Shares held pursuant to the Plan shall be sold by the Brokerage Agent on instruction of the Administrative Agent and the Trustee on behalf of the Participants and the RRSP Plan and TFSA Plan. The proceeds from the sale of any such securities or property and any cash dividends, investment income earned and other cash distributions received by the Brokerage Agent in respect of Shares held pursuant to the Plan shall be used to purchase additional Shares which shall be allocated to each of the Participants’ Personal Accounts in the manner specified in Subsections 8.2 and 8.9 on the basis specified in Subsection 7.4. Any Shares distributed by the Corporation pursuant to a stock dividend to which a Participant is entitled by virtue of any Shares held for the Participant under the Plan will be retained by the Brokerage Agent and the Administrative Agent will credit such stock dividends to the Personal Account of the Participant on the basis specified in Subsection 7.4.

8.7

Implementation fees, license fees, Trustee fees, Brokerage Agent fees, taxes and other charges or expenses related to the purchase of Shares pursuant to this Section 8 will, in all respects, be the responsibility of the Employer of the Participant in respect of which such fees, taxes or other charges or expenses are incurred. All other fees associated with any other transaction as may be carried out by the Participant or on the Participant’s behalf from time to time in accordance with the Plan or pursuant thereto, shall be, in all respects, the responsibility of the Participant and payable by the Participant in the manner prescribed by the Administrative Agent at the applicable time.

8.8

If the Corporation becomes aware that the Shares do not constitute Qualified Investments, it shall contact the Administrative Agent forthwith and advise the Administrative Agent not to acquire Shares for RRSP Accounts or TFSA Accounts, if any.

8.9

Subject to Subsection 8.5, upon acquiring Shares, the Administrative Agent shall allocate the Shares purchased on behalf of the Participants, on a full or fractional basis, as applicable, to the RRSP Account, TFSA Account, and/or Standard Account of each Participant on the basis specified in Subsection 7.4.

8.10

Subject to Section 16, the number of Shares reserved for issuance to Participants from time to time under the Plan shall not exceed 3% of the total number of Shares issued and outstanding from time to time. Subject to the preceding sentence, upon the issuance of any Shares from treasury pursuant to the Plan, such number of Shares so issued shall be automatically reserved again for future issuance. As a result, the Plan is considered to be a “rolling” plan since the Shares permitted to be issued pursuant to the Plan will increase as the number of issued and outstanding Shares increases.

9.	REGISTRATION AND VOTING

9.1

Shares purchased or otherwise acquired under the Plan shall be registered in the name of the Brokerage Agent or its nominee (in the case of open market purchases) or registered in the name of the Administrative Agent (in the case of treasury purchases) and held on behalf of the Participants in respect of their Standard Accounts, and shall be registered in the name of the Trustee and held on behalf of the respective RRSPs or TFSAs, as applicable, in respect of the RRSP Accounts and the TFSA Accounts.

9.2

If holders of Shares are entitled to vote at a meeting of shareholders of the Corporation, each Participant shall have the right to vote, in such manner as such Participant shall desire, the number of whole Shares which are held on his behalf by the Brokerage Agent or Administrative Agent, as applicable, as at the record date for the relevant meeting. Fractional shares shall not be voted.

9.3

Upon receipt of notice of any meeting of shareholders of the Corporation, the Administrative Agent shall provide a list of the Participants entitled to vote at such meeting to the Transfer Agent and the Transfer

Agent shall deliver to each Participant who holds Shares in his Personal Account a copy of the materials in respect of such meeting, together with a form in which the Participant’s instructions may be provided to the Brokerage Agent, the Administrative Agent or the Transfer Agent as to how such Participant’s Shares are to be voted. If a duly completed and signed instruction form is received by the Brokerage Agent, the Administrative Agent or the Transfer Agent in time for the Shares to be voted, the Shares will be voted according to the Participant’s instructions. A Participant who wishes to vote his Shares in person shall be entitled, subject to complying with the requirements of applicable law, to attend the meeting of shareholders, register with a representative of the Transfer Agent, obtain a ballot, and vote thereat. The Brokerage Agent and the Administrative Agent shall not exercise any voting rights in respect of any Shares for which no voting instructions have been received.

10.	WITHDRAWALS WHILE A PARTICIPANT

10.1	A Participant may make withdrawals of Shares from his Personal Account only as set out in this Section 10.

10.2

Except during a Black-Out Period, and in any event not more than twice per Enrolment Year, a Participant may, upon notice in accordance with Subsection 10.4, request that all or a portion of the Shares in that Participant’s Personal Account that have been purchased under the Plan from Personal Contributions be sold or transferred to an alternative account not established under the Plan (a “Non-Plan Account”) as directed by the Participant, or that a share certificate for all or a portion of such Shares be issued in his name, or in such name as the Participant shall otherwise direct (in each case, a “Personal Contribution Withdrawal”). All Personal Contribution Withdrawals from a RRSP Account or TFSA Account shall be reported by the Trustee as a distribution from the RRSP or TFSA, as applicable.

10.3

Except during a Black-Out Period, and in any event not more than once per Enrolment Year, a Participant may, upon notice in accordance with Subsection 10.4, request that all or a portion of the Shares in that Participant’s Personal Account that have been purchased under the Plan from Employer Contributions be sold or transferred to a Non-Plan Account as directed by the Participant, or that a share certificate for all or a portion of such Shares be issued in his name, or in such name as the Participant shall otherwise direct (in each case, an “Employer Contribution Withdrawal”), provided that if a Participant makes such a request and the Participant has been enrolled in the Plan for a period of less than twelve (12) consecutive months prior to providing notice of the Employer Contribution Withdrawal, Employer Contributions shall be suspended for a period of one year from the date of the Employer Contribution Withdrawal.

10.4

A Participant shall give the Administrative Agent, or Trustee, as the case may be, notice in a manner prescribed by the Corporation of any request pursuant to Subsection 10.2 or 10.3. The notice must specify such information as the Administrative Agent, or Trustee, as the case may be, may require.

10.5

In the event that a Participant provides notice for the sale of Shares pursuant to Subsection 10.2 or 10.3, or is otherwise entitled to a cash settlement on withdrawal as provided in Subsection 10.2 or 10.3, the Administrative Agent, or Trustee, as the case may be, shall direct the Brokerage Agent to sell the specified number of Shares through open market sales as soon as reasonably practicable after the Administrative Agent, or Trustee, as the case may be, receives such notice. The proceeds of any sale, net of any brokerage commissions, transaction fees, cash disbursement fees, sales administration fees and withholding taxes, will be transferred as soon as practicable to the Participant or such other person as the Participant may designate in such notice.

10.6

The Participant will be responsible for paying any fees, as applicable, for issuance of certificates in respect of Shares that are withdrawn from the Participant’s Personal Account. If so requested, the Administrative Agent shall make the necessary arrangements for the issuance and delivery of the appropriate certificates representing the Shares to such Participant as soon as practicable after receipt of notice in accordance with Subsection 10.2 or 10.3.

11.	TERMINATION OF PARTICIPATION

11.1	A Participant’s participation in the Plan will terminate if:

(a)	the Participant ceases to be an Employee for any reason, such termination to be effective as of the date of such cessation;

(b)	the Participant breaches Subsection 12.2, such termination to be effective as of the date of such breach; or

(c)	the Corporation terminates the Plan or, at the discretion of the Corporation, such Participant’s enrolment in the Plan.

11.2

A former Participant whose participation in the Plan has terminated as provided in Subsection 11.1 or his executors or administrators, as the case may be, may elect to deal with the Shares in the former Participant’s Personal Account by completing a notice in the form prescribed by the Administrative Agent and filing it, together with any other documents as may be required by the Administrative Agent, with the Administrative Agent within sixty (60) days after termination of the Participant’s participation in the Plan requesting that:

(a)

provided that the number of Shares in his Standard Account, after rounding down any fractional Shares to the nearest whole number, exceeds one hundred (100), all of the whole Shares in his Standard Account be transferred to a Non-Plan Account or that a share certificate for all or a portion of such Shares be issued in his name, or as otherwise directed in the notice;

(b)

all of the whole Shares in his Standard Account be sold on the open market and the proceeds (net of any applicable brokerage commissions, sales administration fees and withholding tax) distributed to him, or as otherwise directed in the notice; or

(c)

with respect to whole Shares held in an RRSP Plan or TFSA Plan, to the extent permitted by law, all such Shares be (i) transferred to an external RRSP or external TFSA in the Participant’s name, or (ii) sold on the open market and the proceeds (net of any applicable brokerage commission, sales administration fees and withholding tax) distributed to him, or as otherwise directed in the notice.

11.3

If no notice has been filed pursuant to Subsection 11.2 within sixty (60) days after the termination of a Participant’s participation in the Plan, the former Participant or his executors or administrators shall be deemed to have elected to file a notice under Subsection 11.2 to sell all of the whole Shares in the former Participant’s Personal Account on the open market and have the proceeds (net of any applicable brokerage commissions, sales administration fees and withholding tax) distributed to him

11.4

The Administrative Agent shall make the necessary arrangements (i) as soon as practicable after receipt of a notice under Subsection 11.2, for any sale or transfer or change of registration of the Shares, and disposition of fractional Shares and Shares held in a RRSP Account or a TFSA Account, or (ii) as soon as practicable after a notice is deemed to have been sent under Subsection 11.3, for the sale of the Shares and disposition of fractional Shares and Shares held in a RRSP Account or a TFSA Account. The former Participant or his executors or administrators, as the case may be, will be responsible for paying any fees associated therewith (by deduction from the former Participant’s Personal Account). The Administrative Agent shall, if requested or otherwise required pursuant to this Section 11, direct the Brokerage Agent to sell all the Shares of the former Participant in the open market and forward the proceeds (net of any brokerage commissions, sales administration fees and withholding tax) to the former Participant or his executors or administrators, as the case may be, within sixty (60) days after receipt of any notice under Subsection 11.2 or the date of a deemed notice under Subsection 11.3. In all instances, the former Participant shall receive the cash equivalent of any fractional Shares credited to his Personal Account based on the Current Market Price as at the date of settlement. Any distribution from a RRSP Account or TFSA Account shall be reported by the Trustee as a distribution by the RRSP or TFSA, as applicable, for tax purposes.

12.	PROHIBITION OF ASSIGNMENT OF INTEREST

12.1

All rights of participation in the Plan are personal and, to the extent permitted by law, the property administered pursuant to the Plan shall be exempt from attachment, execution, garnishment, registration, or other seizure under any legal, equitable or other process for the debts of any Participant.

12.2

Any right or any interest that any Participant may have in or pursuant to the Plan may not be transferred or otherwise disposed of by any Participant in whole or in part except as permitted by the Plan or as required for normal estate settlement purposes. Any breach of this Subsection 12.2 by a Participant shall result in immediate termination of his participation in the Plan, and in such case the value of the former Participant’s Personal Account shall be distributed to him in accordance with the provisions of Section 11.

12.3

Subject to the requirements of applicable law, a Participant may designate in writing an individual as a beneficiary to receive a transfer of the Shares in the Participant’s Standard Account upon the death of such Participant. The Participant may, subject to applicable laws, alter or revise such designation from time to time. The original designation or any change thereto shall be in the form as the Corporation may, from time to time, determine.

13.	TAXES

13.1

Any income taxes, withholding taxes or other levies on income of a Participant applied by any provincial government or the federal government arising from the Plan or the Participant’s participation therein shall be paid by such Participant, including, without limitation any taxes payable on or arising in respect of:

(a)	Personal Contributions and Employer Contributions made for the benefit of the Participant;

(b)	the transfer of Shares to the Participant or a person designated by the Participant, including transfers to or from a RRSP Account or TFSA Account;

(c)	the sale or other disposition of the Shares of a Participant; and

(d)	dividends (whether cash or otherwise) or other distributions paid on the Shares.

13.2

Each of the Corporation, the Administrative Agent and the Trustee are authorized to deduct, or cause to be deducted, from any amounts payable to, or in respect of, a Participant, either under this Plan or otherwise, any amounts which are required to be withheld on account of taxes, and all such amounts shall be remitted to the appropriate government authority in accordance with the Tax Act and other applicable national, provincial and territorial legislation.

13.3

Within the time prescribed by the Tax Act, the Administrative Agent shall provide each Participant with tax reporting forms as required in respect of dividend and other investment income earned during each Calendar Year by such Participant pursuant to the Plan.

13.4	Employer Contributions will be a taxable benefit to a Participant for purposes of the Tax Act and will be reported as such by his Employer.

14.	VESTING

Except as otherwise provided in Section 5 of the U.S. Participant Supplement, all Personal Contributions, Employer Contributions, Shares acquired with the Personal Contributions of a Participant and with Employer Contributions made for the benefit of such Participant and all other funds shall at all times be vested in such Participant or his RRSP or TFSA, as applicable.

15.	OFFER FOR SHARES

In the event that, at any time, an offer to purchase is made to all holders of Shares, notice of such offer shall be given by the Administrative Agent or Trustee or, on direction by the Administrative Agent, the Transfer Agent to each Participant to enable a Participant to tender his Shares should he so desire.

16.	SUBDIVISION, CONSOLIDATION, CONVERSION OR RECLASSIFICATION

In the event that the Shares are subdivided, consolidated, converted or reclassified by the Corporation or any action of a similar nature affecting Shares is taken by the Corporation, then the Shares held by the Brokerage Agent, Administrative Agent or the Trustee for the benefit of the Participants shall be appropriately adjusted, as determined in the sole discretion of the Corporation.

17.	AMENDMENT OR TERMINATION OF THE PLAN

17.1	The following types of amendments to the Plan shall require the approval of the Board, requisite Shareholder approval and the approval of the TSX:

(a)	any increase in the fixed maximum percentage of securities which may be reserved for issuance under the Plan;

(b)	any amendment to the insider participation limit set out in Section 19;

(c)	any amendment in respect of the persons eligible to participate in the Plan;

(d)

any amendment that would permit rights under the Plan (including Shares to which a Participant is entitled under the Plan) to be transferable or assignable other than for normal estate settlement purposes; and

(e)	any amendment to this Section 17 to eliminate a matter requiring approval of Shareholders.

17.2

The Board may, in its sole discretion, without obtaining any approval of Shareholders, make any other amendments to the Plan that are not of the type contemplated in Subsection 17.1, including, without limitation:

(a)	amendments of a “housekeeping” nature;

(b)	a reduction of the number of Shares reserved from time to time for issuance under the Plan;

(c)

such amendments as are necessary for the purpose of complying with any changes in any applicable law, rule, regulation or policy of any securities regulatory authority, stock exchange or other governmental entity having jurisdiction over the Corporation; and

(d)	amendments to correct or rectify any ambiguity, defective provision, error or omission in the Plan.

17.3

The Corporation may not amend or terminate the Plan in a manner which would deprive a Participant of any benefits that have accrued to the date of amendment or termination or which would cause or permit any Shares or cash held pursuant to the Plan or any Personal Contributions or Employer Contributions to revert to or become the property of the Corporation.

17.4

If the Plan is terminated, all Shares and cash belonging to a Participant as shown in the Participant’s Standard Account, RRSP Account or TFSA Account, or that have accrued in respect of such Participant shall be paid to the Participant or as directed by the Participant or his executors or administrators in accordance with the provisions of Section 11.

18.	ADMINISTRATION

18.1	The Plan is an automatic securities purchase plan and the provisions herein shall continue to operate during any Black-Out Period.

18.2

Participation in the Plan shall be entirely voluntary and any decision not to participate shall not affect any Employee’s employment with the Corporation. Participation in the Plan shall not affect the right of the Corporation to terminate the employment of a Participant. Neither any period of notice nor any payment in lieu thereof, or combination thereof, upon termination of employment shall be considered as extending the period of employment for the purposes of the Plan.

18.3	Until such time as an RRSP Plan and/or a TFSA Plan is established, the provisions in the Plan relating to RRSPs, RRSP Plan, RRSP Accounts, TFSAs, TFSA Plan and TFSA Accounts shall not apply.

18.4

The Corporation shall have full power and authority to construe, interpret and administer the Plan, including the power to appoint any person or persons to carry out its provisions in conformity with the objectives of the Plan and under such rules as the Corporation may from time to time establish. Decisions of the Corporation shall be final and binding upon the Corporation and the Participants.

18.5

The Corporation has entered into a services agreement with the Administrative Agent and may enter into a trust agreement with the Trustee in respect of the services to be provided by each such party, respectively, pursuant to the Plan. A copy of the agreement with the Administrative Agent is available for inspection at the head office of the Corporation, and if the Corporation enters into a trust agreement with the Trustee, a copy of such agreement will also be available at such office.

18.6

The Corporation may from time to time enter into such further agreements with the Administrative Agent or other parties as it may deem necessary or desirable, in its sole discretion, to carry out and implement the Plan.

18.7	The Corporation will, upon request, provide a copy of the Plan to all new Participants or make it available on an Internet website maintained by the Administrative Agent.

18.8	Records of the Administrative Agent, Trustee and the Corporation will be conclusive as to all matters involved in administration of the Plan.

18.9

Except as otherwise provided for herein and where proceeds are distributed net of brokerage commissions, sales administration fees and withholding tax, all costs and expenses of administering the Plan, including the Administrative Agent’s compensation, will be paid by the Corporation.

18.10

If the Plan requires a notice to be in a form prescribed by the Corporation or the Administrative Agent, then the Corporation or the Administrative Agent, as applicable must prescribe the form of the notice and may prescribe the manner in which it is to be given including, without limitation, in an electronic form such as the completion of electronic forms on an Internet website maintained by the Administrative Agent.

18.11

Any notice to a Participant from the Corporation under the Plan to be given in writing may be delivered or sent by email to the email address of the Participant maintained in the internal email system of the Corporation (in which case it is deemed to be given on the first Business Day following the delivery or transmission) or may be sent by mail (in which case it is deemed to have been received on the tenth Business Day following the mailing).

18.12

Any notice from a Participant under the Plan which is not required to be in a form prescribed by the Corporation must be given in writing and delivered or sent by registered mail or overnight courier to the head office of the Corporation to the attention of the Human Resources Department. Such notice is not effective until it is actually received by the Corporation.

19.	RESTRICTIONS ON NUMBER OF SHARES ISSUED TO INSIDERS UNDER THE PLAN

19.1	Notwithstanding anything contained in the Plan, at no time will:

(a)

the aggregate number of Shares that may be issuable to Insiders under all securities-based compensation arrangements of the Corporation (including the Plan), exceed 10% of the number of Shares issued and outstanding in the capital of the Corporation from time to time; and

(b)

the aggregate number of Shares issued within a one-year period to Insiders under the Plan, together with the number of Shares issued within such period to such persons under all securities-based compensation arrangements of the Corporation, exceed 5% of the number of Shares of the Corporation that are issued and outstanding from time to time.

20.	REPORTING

20.1	On a real-time basis, the Administrative Agent shall furnish to each Participant access on a web-based application to a statement of his Personal Account.

20.2

Within sixty (60) days following the end of each Calendar Year, the Administrative Agent will issue to each Participant RRSP contribution receipts and TFSA contribution receipts reporting the total amount of any contributions to the Participant’s RRSP Account or TFSA Account, if any.

21.	LIMITATION OF RIGHTS OF THE EMPLOYEE

21.1

The participation of any Participant in the Plan is entirely voluntary and not be obligatory and shall not be interpreted as conferring upon such Participant any rights or privileges other than those rights and privileges expressly provided in the Plan. Nothing in the Plan shall be construed as giving any Participant the right to be retained in the employ of any member of the Corporate Group or any right to any payment whatsoever except to the extent of the benefits provided for by the Plan. The Employers expressly reserve the right to dismiss any Participant at any time for any reason and upon such dismissal or termination the Participant, except as expressly provided for herein, shall have no right to any Shares acquired under the Plan and no other rights under the Plan. No reasonable notice requirement or payment in lieu thereof will extend the period of employment for purposes of the Plan, and the Participant shall not be entitled to receive compensation for any Shares that might have been acquired under the Plan during any reasonable or contractual notice period following termination of employment for any reason. Notwithstanding anything contained herein, if an Employee provides working notice during such reasonable notice period, such Employee shall be eligible to participate in the Plan until the cessation of such working notice.

21.2

None of the members of the Corporate Group, the Administrative Agent, Trustee or the Brokerage Agent shall be liable to any Employee for any loss resulting from a decline in the market value of any Shares purchased pursuant to the Plan. None of the members of the Corporate Group, the Administrative Agent or the Brokerage Agent shall be liable to any Employee for any change in the market price of the Shares between the time an Employee authorizes the purchase or sale of Shares and the time such purchase or sale takes place.

22.	ADMINISTRATIVE AGENT

In the event of the resignation of the Administrative Agent, its successor may be appointed by the Corporation in its sole discretion. Any successor Administrative Agent shall be vested with all the powers, rights, duties and immunities of the Administrative Agent hereunder to the same extent as if originally named as the Administrative Agent.

23.	BROKERAGE AGENT

In the event of the resignation of the Brokerage Agent, its successor may be appointed by the Administrative Agent in its sole discretion. Any successor Brokerage Agent shall be vested with all the powers, rights, duties and immunities of the Brokerage Agent hereunder to the same extent as if originally named as the Brokerage Agent.

24.	TRUSTEE

In the event of the resignation of the Trustee, its successor may be appointed by the Corporation in its sole discretion. Any successor Trustee shall be vested with all the powers, rights, duties and immunities of the Trustee hereunder to the same extent as if originally named as the Trustee.

25.	APPLICABLE LAWS

The Plan shall be construed and the rights and obligations of the parties under the Plan shall be determined in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

U.S. PARTICIPANT SUPPLEMENT

TO

SMART TECHNOLOGIES INC.

EMPLOYEE SHARE OWNERSHIP PLAN

1.

General. This supplement (“Supplement”) to the SMART Technologies Inc. Employee Share Ownership Plan, as such plan may be amended from time to time (the “Plan”), shall apply to the participation in the Plan by U.S. Employees. In the event of any inconsistency between the Plan and this Supplement, the terms and conditions of this Supplement shall control with respect to participation in the Plan by U.S. Participants. Capitalized terms not defined in this Supplement shall have the meanings given to such terms in the Plan, the terms and conditions of which are incorporated herein by reference.

2.	Definitions. For purposes of the Plan and this Supplement, the following terms shall have the following meanings:

a.

“Issue Price” means: (i) in respect of Shares issued from the treasury of the Corporation pursuant to the terms of the Plan, the volume-weighted average price per Share paid for Shares on the NASDAQ Stock Market for the five Trading Days immediately preceding the relevant date, and (ii) in respect of Shares purchased on the open market pursuant to the terms of the Plan, the volume-weighted average price per Share paid for such Shares, provided that if the Shares are not listed on any exchange, the price per Share shall be determined by the Board, acting reasonably.

b.	“U.S. FMLA Leave” shall mean any Leave of Absence taken by a U.S. Participant that is covered by the Family and Medical Leave Act of 1993 (“FMLA”).

c.

“U.S. Military Leave” shall mean any Leave of Absence taken by a U.S. Participant due to the performance by the U.S. Participant of “service in the uniformed services” of the United States, as defined in the Uniformed Services Employment and Reemployment Rights Act (“USERRA”) and any official guidance thereunder or otherwise covered by USERRA, including time periods following the completion of such service and preceding the U.S. Participant’s return to work for his Employer or another member of the Corporate Group. A U.S. Military Leave shall expire if the U.S. Participant (i) voluntarily resigns from his Employer during such period of service in the uniformed services of the United States, (ii) fails to report to work or to make application for reemployment within the periods specified by USERRA for the preservation of his reemployment rights, or (iii) ceases to be eligible for reemployment rights or other benefits in connection with the Leave of Absence under USERRA in accordance with USERRA and the official guidance thereunder.

d.

“U.S. Parental Leave” shall mean any Leave of Absence taken by a U.S. Participant in the form of a maternity or parental leave in accordance with the relevant policies of his Employer or the Corporate Group applicable to him, so long as the U.S. Participant is receiving maternity or parental benefit payments from his Employer or another member of the Corporate Group.

3.

Eligibility. For purposes of Subsection 3.1 of the Plan, all U.S. Employees who are customarily scheduled to provide services as a full-time or part-time employee for at least thirty (30) hours per week are eligible to participate in the Plan, subject to applicable law. A U.S. Employee is not eligible to participate in the Plan following the date of his Retirement. Notwithstanding Subsection 3.1 of the Plan, U.S. Participants will not be suspended from participation in the Plan during a Leave of Absence that is a U.S. FMLA Leave, a U.S. Military Leave, a U.S. Parental Leave, or a Leave of Absence with respect to which eligibility to participate in the Plan is required under U.S. federal or state law and/or the relevant policies of the Corporate Group. The Corporation shall have the right at its sole discretion to waive or modify the eligibility requirements to permit any U.S. Employee to become a U.S. Participant or to deny eligibility to any U.S. Employee.

4.

Personal Contributions. For purposes of Subsection 5.5 of the Plan, a U.S. Participant who is on a U.S. FMLA Leave, a U.S. Military Leave or a U.S. Parental Leave may continue to make Personal Contributions during such leave of absence out of any Leave of Absence Earnings. In addition, during the time period set out in USERRA, a U.S. Participant who returns to work for his Employer or another member of the Corporate Group following a U.S. Military Leave will be entitled to make Personal Contributions based on the period of the U.S. Military Leave (“Make-up Contributions”), provided that Make-up Contributions, combined with any Personal Contributions made during the period of the U.S. Military Leave, may not exceed the amount the U.S. Participant would have been entitled to contribute had the U.S. Participant not taken a U.S. Military Leave. Make-up Contributions will be considered Personal Contributions for purposes of the Employer Contributions described in Subsection 6.1 of the Plan, and Employer Contributions with respect to Make-up Contributions shall be made in the amounts required by, and subject to, the provisions of USERRA.

5.

Purchase of Shares. Notwithstanding Section 8.5 of the Plan, if any Shares to be purchased with Personal Contributions or Employer Contributions made on behalf of a U.S. Participant have not been purchased by the 15th day of the third month of the Calendar Year following the end of the Calendar Year in which the Personal Contributions or Employer Contributions were made (the “Purchase Deadline”), such Participant shall forfeit his rights to (i) have Shares purchased with such Personal Contributions and/or Employer Contributions after the Purchase Deadline and allocated to his Personal Account, or (ii) have allocated to his Personal Account any Shares purchased with such Personal Contributions and/or Employer Contributions after the Purchase Deadline. Any Personal Contributions that are not used to purchase Shares by the Purchase Deadline shall be returned to a Participant who made them as soon as administratively practicable following the Purchase Deadline, without earnings or interest, and any Employer Contributions that are not used to Purchase Shares by the Purchase Deadline shall be forfeited.

6.	Personal Accounts. For purposes of the Plan, a U.S. Participant shall not be entitled to hold any TFSA Account or RRSP Account and shall not be entitled to join any TFSA Plan or RRSP Plan.

7.

Monetary Amounts. All monetary amounts referred to in the Plan with respect to any U.S. Employee’s participation in the Plan shall be construed as being expressed, and shall, where applicable, be paid, in the lawful currency of the United States. The Corporation shall determine the exchange rate applicable to the exchange of currency of the United States into currency of Canada or the exchange of currency of Canada into currency of the United States.

8.

Withholding Obligations. An Employer shall be entitled to take any of the following actions in order to satisfy its federal income tax, FICA and any applicable state and local tax withholding obligations imposed on the Employer as a result of a U.S. Participant’s participation in the Plan: (i) withhold from the Shares to be allocated to the U.S. Participant’s Personal Account the number of shares necessary to satisfy the Employer’s obligation to withhold taxes, (ii) require the U.S. Participant to pay to the Employer such withholding taxes, or (iii) deduct from any other compensation payable to the U.S. Participant the amount necessary to satisfy the Employer’s obligation to withhold taxes. The Employer shall determine in its discretion which of the above actions or combination thereof shall be taken in order to satisfy the tax withholding obligations imposed on the Employer as a result of a U.S. Participant’s participation in the Plan.

9.

Section 409A of the U.S. Internal Revenue Code. The Plan and the benefits provided thereunder to U.S. Participants are intended to be exempt from the application of Section 409A of the Internal Revenue Code of 1986, as amended, and the Plan shall be interpreted and administered in a manner consistent with that intent.

10.

Applicable Laws. With respect to U.S. Participants, the Plan shall be construed and the rights and obligations of the parties under the Plan shall be determined in accordance with (i) the laws of the Province of Alberta and the federal laws of Canada applicable therein, and (ii) to the extent applicable, the federal laws of the United States and any applicable state law.